UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2010
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	June 4, 2010	Notice of the 62nd Ordinary General Meeting of Shareholders to Be Held in Kyoto, Japan on June 29, 2010

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Ikuo Otani
Ikuo Otani
General Manager, Corporate Planning

Date: June 7, 2010

EXHIBIT 1
NOTICE OF THE 62ND ORDINARY GENERAL MEETING
OF SHAREHOLDERS
TO BE HELD IN KYOTO, JAPAN ON JUNE 29, 2010
(This is a translation from the original notice in the Japanese language dispatched to shareholders in Japan. The financial statements included in this Notice of the General Meeting of Shareholders are based upon accounting principles and practices generally accepted in Japan.)
WACOAL HOLDINGS CORP.
KYOTO, JAPAN

Code Number: 3591
June 4, 2010
TO OUR SHAREHOLDERS
WACOAL HOLDINGS CORP.
29, Nakajima-cho
Kisshoin, Minami-ku
Kyoto 601-8530, Japan
Yoshikata Tsukamoto
Representative Director
Notice of the 62nd Ordinary General Meeting of Shareholders
     This is to inform you that the Company’s 62nd ordinary general meeting of shareholders will be held as described below.
     You are cordially invited to attend the meeting.
     IF YOU ARE UNABLE TO ATTEND THE MEETING, WE WOULD LIKE TO REQUEST THAT YOU CAREFULLY EXAMINE THE REFERENCE MATERIALS SET FORTH BELOW AND MAIL YOUR BALLOT SHOWING YOUR CONSENT OR DISSENT SO THAT WE RECEIVE IT NO LATER THAN JUNE 28, 2010 (MONDAY) at 5:30 p.m.
Particulars

1.	Date:	Tuesday, June 29, 2010 at 10:00 a.m.

2.	Place:	The hall on the 10th floor of the Head Office of Wacoal Holdings Corp., located at 29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto, Japan (on the west side of Nishi-Oji Station on the JR line)

(Please refer to the map on the back of this notice.)
3.	Purpose of Meeting:

Matters to be reported:
1.	Presentation of the Business Report, Consolidated Financial Statements for the 62nd fiscal year from April 1, 2009 through March 31, 2010 and Audit Reports of the Independent Accountants and the Board of Statutory Auditors for the Consolidated Financial Statements

2.	Presentation of the Financial Statements for the 62nd fiscal year from April 1, 2009 through March 31, 2010

Matters to be resolved:

Agenda Item No. 1:	Election of Seven Directors

Agenda Item No. 2:	Election of One Statutory Auditor

Agenda Item No. 3:	Payment of Officers’ Bonuses
4.	Exercise of Voting Right

(1)	Exercise of Voting Right by Proxy

If you are not able to attend the meeting, you can still exercise your voting right by appointing another shareholder who has a voting right to represent you at the meeting. Please note that such shareholder will be required to submit a document which certifies such appointment.

(2)	Amendments to the Supplementary Schedules and Reference Materials

Please note that any amendments to the supplementary schedules or the reference materials will be posted and announced on the Company’s website (http://www.wacoalholdings.jp/).
* * * * * * * * * *
     If you attend the meeting on the appointed date, please bring the ballot with you and submit it to the meeting receptionist.

SUPPLEMENTARY SCHEDULES ON MATTERS TO BE REPORTED
BUSINESS REPORT
For the period from April 1, 2009 through March 31, 2010

1.	STATUS OF GROUP BUSINESS
(1)	Business Developments and Results
(a)	Summary of Operations
During the fiscal year ended March 31, 2010 (fiscal 2010), the Japanese economy continued to remain severe as a result of a continued deterioration in employment and consumer spending levels due to the economic slowdown caused by the worldwide financial crisis, despite signs of a partial economic recovery. In the Japanese domestic market, business results across many sectors including department stores and mass merchandisers remained severe as a result of an increase in cost conscious consumers exercising cautious spending habits. Particularly, the women’s fashion and clothing industry remained severe except for certain products despite the launch of lower-priced products in response to changes in consumer preference.
(i)	Wacoal Corporation
(Wholesale Business)

Overall sales of our core innerwear products for women, the Wacoal and Wing brands, were weak. Outside our innerwear products, the wellness business, which sells sports-related products and leggings and footwear products, performed strongly, driven by the increasing health-consciousness of consumers.

(Specialty Retail Store (SPA) Business)

While sales of our direct retail stores, AMPHI, remained at the same level as the previous fiscal year, sales of our Wacoal Factory Store, which is located in outlet malls performed favorably. As a result, overall sales increased compared to the previous fiscal year.

(Catalog Sales and Online Sales Business)

Although our catalog sales fell from the previous fiscal year, online sales performed strongly. Therefore, overall sales rose compared to the previous fiscal year.

As a result of the aforementioned factors, although sales of sports-related products performed strongly, the overall sales of Wacoal Corp. were below the results from the previous fiscal year due to the weak performance of the innerwear products of our core Wacoal and Wing brand products. Despite our efforts to improve our gross margin ratio and cut costs, our operating income was below the results from the previous fiscal year as a result of a significant decrease in sales.

(ii)	Peach John Co., Ltd.
Overall sales were less than the previous fiscal year due to a low order volume from catalogs and poor sales of domestic direct retail stores. Although we made efforts to cut costs by reducing the number of catalog issues and advertisements in public transportation, operating income fell below the results from the previous fiscal year as a result of a decline in sales.
(iii)	Lecien Corporation
With respect to the business of Lecien Corporation (“Lecien”), which focuses on our core innerwear and outerwear products and which became a wholly owned subsidiary of Wacoal Holdings Corp. as a result of a stock exchange on August 17, 2009, sales as well as the profits from Lecian were below the results from the previous fiscal year as a result of poor performance of the innerwear and outerwear products in the mass merchandiser market and an active implementation of liquidating underperforming business. Although Lecien’s fiscal year is from April 1, 2009 until March 31, 2010, the financial results of Lecien have been consolidated from August 2009 in the financial results for the fiscal year ended March 31, 2010.
(iv)	Overseas
Sales and profits in the United States (for the period from January 2009 to December 2009) were below the results from the previous fiscal year due to the poor performance at upscale department stores, which is where our products are mainly sold in the United States, as a result of the deteriorating economy and weak consumer spending and the termination of our manufacturing and distribution license of Donna Karan products during the previous fiscal year. In China, where we are actively expanding our business, although the sales exceeded the results from the previous fiscal year, slight amount of operating loss was recorded due to an increase in selling expenses.

As a result of these factors, sales for fiscal year 2010 were 163,297 million yen, a 5.2% decrease from the previous fiscal year. Our operating income was 3,810 million yen, a 62.4% decrease from the previous fiscal year. Our pre-tax net income for fiscal year 2010 was 3,123 million yen, a 59.1% decrease from the previous fiscal year, and net income attributable to Wacoal shareholders was 2,524 million yen, a 51.7% decrease from the previous fiscal year.

Summary of operations by business segment of the Group is as follows.
(i)	Wacoal business (domestic)
In Wacoal Corp.’s Wacoal brand business, although the Ribbon Bra, our new product from campaign brassiere LALAN, which was launched in January 2010 and gained strong support from our consumers for its functionality and design with sales largely exceeding the results from the previous fiscal year, overall sales of core brassieres were below the results from the previous fiscal year due to the weak performance of most of the other brassieres. Although we launched new products every season from our new functionality underwear Style Science series, mainly Cross-Walker, sales of such new products were below the results from the previous fiscal year. With respect to Sugoi products, our seasonal undergarment, although our summer products showed strong performance, overall sales were below the results from the previous fiscal year due to the poor performance of our traditional autumn and winter products which were affected by an increased competition from products sold by our competitors, although our new outer wear type Sugo-T achieved sales as planned. While sales of our high value-added brand, Gra-P, targeted at senior consumers, exceeded the results from previous fiscal year, sales of Parfage, our brand sold at department stores, were below the results from the previous fiscal year. Because the sales of our innerwear products have generally remained weak, the overall sales of our Wacoal brand business were below the results from the previous fiscal year.

In our Wing brand business, although sales of some of our campaign brassiere continued as planned, sales of other brassiere and Style Science products performed poorly. Similar to the Wacoal brand business, sales of our undergarments were largely affected by private-labeled brand products sold by clothing specialty stores and the products sold by our competitors, and were below the results from the previous fiscal year. The overall results of our men’s innerwear products, which achieved significant sales growth during the previous fiscal year as a result of an increase in new store openings, exceeded the results from the previous fiscal year due to the favorable performance of our Cross-Walker products that were mainly sold at mass merchandisers under the BROS brand, although sales of DAMS sold at department stores were below the results from the previous fiscal year. The overall sales of our Wing brand business were, however, below the results from the previous fiscal year due to the poor performance of our core products for women.

In our specialty retail store (SPA) business, we focused on our direct retail store AMPHI, but although the number of customers and sales volume increased as a result of price reductions, the amounts spent per customer were less. On the other hand, sales of our Wacoal Factory Store, which is located in outlet malls, exceeded the results from the previous fiscal year due to the favorable performance of existing stores, and as a result, overall sales of our specialty retail store business exceeded the results from the previous fiscal year. In this business, we are currently implementing measures focusing on the improvement of profitability and as part of such measures, we have been taking initiatives to organize our various shop brands and consolidate AMPHI as a “master shop brand” from the fiscal year ended March 31, 2010. As a result, we expect improved efficiency in brand investment and brand recognition by consumers. Although the sales from existing shops were below the results from previous fiscal year due to a decrease in the number of customers visiting our shops in commercial facilities, overall sales from Une Nana Cool Corp. (a subsidiary of Wacoal Corp., that engages in the specialty retail store business) remained unchanged from the results from the previous fiscal year due to new store openings.

In our wellness business, with the stronger consumer health concerns, we achieved strong performance in the sales of sports-related products including; our new sports tights products from our CW-X sports conditioning wear brand, and Jyuryu, our highly functional wear for golf and running which we are advertising with a famous young Japanese professional golfer, Ryo Ishikawa, as our model. With the aim of further recognition of our CW-X brand, we opened our first direct retail store in January 2010 and two additional shops in February, and as a result, sales exceeded our expectations. With respect to our leggings and footwear products, sales of our body styling wear Style

Cover and our business footwear, Success Walk, which focuses on fashionability and functionality showed strong performance. As a result, overall sales from our wellness business exceeded the results from the previous fiscal year.

In our catalog sales business, although the number of purchasers of our catalog sales remained the same as the previous fiscal year, the amounts spent per customer were less and sales fell below the results from the previous fiscal year. In the meantime, although the amounts spent per customer remained unchanged from the previous fiscal year, the number of purchasers and sales from our online Wacoal Web Store exceeded the results from the previous fiscal year as a result of expanding the category of products and an implementation of active internet advertisements. As a result, the overall sales from our catalog sales business exceeded the results from the previous fiscal year.

As a result, total domestic sales of Wacoal were 113,929 million yen, an 8.3% decrease from the previous fiscal year, and operating income was 4,542 million yen.
(ii)	Peach John business
With respect to Peach John Co., Ltd. (“Peach John”) (for the period from March 2009 to February 2010), mail-order sales from our seasonal catalogs were all below the results from the previous fiscal year due to a weak number of catalog orders. In addition, sales from our direct retail stores fell below the results from the previous fiscal year due to the poor performance of the existing shops. As a result, the overall sales of Peach John business were below the results from the previous fiscal year. Although we made efforts to cut costs by reducing the number of catalog issues and advertisements in public transportation, operating income fell below the results from the previous fiscal year as a result of a decline in sales. Since the fiscal year ended March 31, 2008 during which Peach John became our wholly owned subsidiary, the catalog customer list has been recorded as intangible fixed asset and depreciated on a fixed amount method over a period of seven years.

As a result, for the Peach John business as a whole, sales were 13,224 million yen, an 11.2% decrease compared to the previous fiscal year, and operating loss was 1,325 million yen.
(iii)	Wacoal business (overseas)
Overall sales in the United States (for the period from January 2009 to December 2009) were below the results from the previous fiscal year due to the poor performance at upscale department stores, which is where our products are mainly sold in the United States, as a result of the deteriorating economy and weak consumer spending and the termination of our manufacturing and distribution license of Donna Karan (DKI, DKNY) products during the previous fiscal year. Sales of Wacoal Luxe products were below the results from the previous fiscal year as a result of weak performance of the high-priced products sold at the high-end department stores. On the other hand, sales of b.tempt’d by Wacoal, our sexy and fashionable brand launched in the beginning of the fiscal year ended March 31, 2010, exceeded our initial expectations and was well received by our business partners and customers. In addition, sales of our new reasonably-priced brassiere and functional bottom products showed strong performance. Although our operating income was below the results from the previous fiscal year as a result of a decrease in sales, the operating income margin improved because the losses related to the Donna Karan brand products in the previous fiscal year did not continue into the fiscal year ended March 31, 2010 and the cost cutting efforts ended in success. In addition to the aforementioned poor sales and a decrease in profits, our consolidated results were affected by the strength of the yen. The exchange rate in the fiscal year ended March 31, 2010 was 92 yen per dollar (compared to 102 yen per dollar for the previous fiscal year).

As for our business in China (for the period from January 2009 to December 2009), we have been successful in gradually expanding business in our existing shops (mainly in the department store channel), by developing a three-brand system that includes our core Wacoal brand, our youth-oriented brand, Amphi, and our high value-added brand, Salute. From August 2009, we have been developing a new campaign featuring the famous Chinese actress, Li Xiao Ran for the purpose of improving brand recognition by Chinese consumers and achieving sales expansion. As a result, although the overall sales from our business in China exceeded the results from the previous fiscal year, slight amount of operating loss was recorded due to an increase in selling expenditure.

As a result, overall sales for the Wacoal business (overseas) were 18,899 million yen, a 15.3% decrease from the previous fiscal year, and operating income was 1,330 million yen.
(iv)	Other
With respect to the business of Lecien Corporation (“Lecien”), which focuses on our core innerwear and outerwear products and which became a wholly owned subsidiary of Wacoal Holdings Corp. as a result of a stock exchange on August 17, 2009, sales were below the results from the previous fiscal year due to the severe market condition for mass merchandisers in our core sales channels. Sales from the Art/Hobby business, which handles embroidery thread and fabrics for handicrafts, remained unchanged from the results from the previous fiscal year mainly due to steady performance of the sales of domestically-made printing fabrics. However, overall sales as well as the profits from Lecian were below the results from the previous fiscal year as a result of poor performance of the core product business and an active implementation of liquidating underperforming business.

Sales from Nanasai Co., Ltd. were below the results from previous fiscal year. This was due to a decrease in the number of orders received, triggered by postponement, cancellation or scaling down of new renovation plans resulting from investment cutbacks by major customers including department stores, due to the economic slowdown. We made efforts to enforce profitability through a thorough reduction of costs, but profitability was lower as compared to the previous fiscal year due to a decrease in sales and decline in profit margins due to severe competition among competitors in competitive biddings.

As a result, overall sales of the “Other” segment were 17,245 million yen, a 59.2% increase from the previous fiscal year, and operating loss was 737 million yen.

Segment Information by Type of Business

	(Millions of yen)
	Wacoal		Wacoal
	business	Peach John	business
	(domestic)	business	(overseas)	Other	Total
Sales	¥113,929	¥13,224	¥18,899	¥17,245	¥163,297
Percentage change from the previous year	91.7%	88.8%	84.7%	159.2%	94.8%

(Note)	1.	As of the end of fiscal year ended March 31, 2010, U.S. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 280 “Segment Reporting” (formerly the U.S. FASB Statement No. 131 “Disclosures about Segments of an Enterprise and Related Information”) has been applied in our financial statements.

	2.	Core products of respective businesses:

	•	Wacoal business (domestic): intimate apparel (foundation, lingerie, sleeper and children’s underwear), outerwear, sportswear, hosiery, restaurant, culture, services, etc.

	•	Peach John business: intimate apparel (foundation, lingerie, sleeper and children’s underwear), outerwear, and other textile-related products, etc.

	•	Wacoal business (overseas): intimate apparel (foundation, lingerie, nightwear and children’s underwear), outerwear, sportswear, hosiery, etc.

	•	Other: innerwear (foundation, lingerie, sleeper and children’s underwear), outerwear, other textile-related products, mannequins, and interior design and construction work of stores and real estate business, etc.
(b)	Financing
The Company did not engage in any financing through the issuance of common stock or bonds during this fiscal year.
(c)	Capital Expenditures
The total amount of capital expenditures during fiscal year 2010 was 5,753 million yen, including that for the construction of new office building for Kyushu Wacoal Manufacturing Corp. and Hokuriku Wacoal Sewing Corp., information system investments incurred by our domestic subsidiaries, and expenditures for the maintenance and repair of various buildings.

(2)	Changes in State of Assets and Profit and Loss
(i)	Changes in Results of Operations and State of Assets of the Group

	(Millions of yen, except per share amounts)
	Fiscal year ended/as of March 31,
	2007	2008	2009	2010
Net sales	¥166,410	¥165,761	¥172,276	163,297
Operating income	12,896	13,540	10,129	3,810
Net income attributable to Wacoal shareholders	9,029	4,966	5,230	2,524
Net income per share attributable to Wacoal shareholders (yen)	63.18	35.14	36.75	17.86
Total assets	250,266	241,619	213,486	223,387
Total shareholders’ equity	193,278	185,113	165,873	171,630
Shareholders’ equity per share (yen)	1,374.89	1,291.41	1,181.00	1,215.52

(Note)	1.	The above amounts are based on accounting principles generally accepted in the United States. Therefore, operating income is shown instead of ordinary income.

	2.	Net income per share attributable to Wacoal shareholders is calculated based on the number of average shares issued (excluding the number of shares held as treasury stock) during each fiscal year.

	3.	Shareholders’ equity per share is calculated based on the number of shares issued (excluding the number of shares held as treasury stock) as of the end of each fiscal year.
(ii)	Changes in Results of Operations and State of Assets of the Company

	(Millions of yen, except per share amounts)
	Fiscal year ended/as of March 31,
	2007	2008	2009	2010
Operating income	¥6,005	¥10,863	¥6,171	6,968
Ordinary income	2,132	6,937	2,093	3,106
Net income	1,516	2,123	1,262	2,887
Net income per share (yen)	10.60	15.02	8.87	20.39
Total assets	150,325	150,081	146,127	146,898
Net assets	145,434	147,562	141,537	142,459
Net assets per share (yen)	1,034.56	1,029.44	1,007.35	1,006.55

(Note)	1.	Net income per share is calculated based on the number of average shares issued (excluding the number of shares held as treasury stock) during each fiscal year.

	2.	Net assets per share are calculated based on the number of shares issued (excluding the number of shares held as treasury stock) as of the end of each fiscal year.

(3)	Business Strategies
     While our core domestic sales channels (department stores, mass merchandisers and specialty stores) remain weak, our sales channels strategies that are based on consumer behavior have become a big challenge for our group. In addition, there is an urgent need to reform the profitability structure because the current business structure of the innerwear wholesale business is not suitable to respond to a drastic change in business scale. We will also need to build a system which can accurately respond to the change in the consumer needs (as seen in the price reduction in low-price, high volume products) by drawing on our group’s collective strength.
     Under such environment, we will actively make investments to the new business lines which may generate additional sales as may be necessary. Among other things, we consider our overseas innerwear business as our group’s biggest growth engine and we believe it will be a very important challenge for the group to develop a business which focuses on building brands and cultivates business expansion, as well as strategic business alliances.
     Your continued support and cooperation will be greatly appreciated.
(4)	Main Businesses

Business Segment	Description of business
WACOAL BUSINESS (DOMESTIC)	Manufacture and wholesale of intimate apparel (particularly, foundation garments, lingerie, and sleeper for women’s and children’s underwear), outerwear, sportswear, hosiery and other textiles and related products, and direct sale to consumers of a portion of the products

PEACH JOHN BUSINESS	Manufacture and wholesale of intimate apparel (particularly, foundation garments, lingerie, and sleeper for women’s and children’s underwear), outerwear and other textiles and related products, and direct sale to consumers of a portion of the products

WACOAL BUSINESS (OVERSEAS)	Manufacture and wholesale of intimate apparel (particularly, foundation garments, lingerie, and sleeper for women’s and children’s underwear), outerwear, sportswear, hosiery and other textiles and related products, and direct sale to consumers of a portion of the products

OTHER	Manufacture and wholesale of intimate apparel (particularly, foundation garments, lingerie, and sleeper for women’s and children’s underwear), outerwear and other textiles and related products, manufacture and sale of mannequins, and interior design and construction work of stores and real estate business

(5)	Main Sales Offices and Factories
(a)	Main Sales Offices and Factories of the Company

Head Office (Kyoto)

(b)	Main Sales Offices and Factories of Subsidiaries

Wacoal Corp. (Kyoto), Peach John Co., Ltd. (Tokyo), Lecien Corp. (Kyoto), Kyushu Wacoal Manufacturing Corp. (Nagasaki), Nanasai Co., Ltd. (Kyoto), Torica Inc. (Osaka), Wacoal International Corp. (U.S.), Wacoal America, Inc., Wacoal France S.A., Wacoal International Hong Kong Co., Ltd., Wacoal Hong Kong Co., Ltd., Wacoal Investment Co., Ltd. (Taiwan), Wacoal China Co., Ltd.
(6)	Employees
(i)	Employees within Group

		Increase (Decrease) from the
Name of Business Segment	Number of Employees	End of Prior Fiscal Year
Wacoal Business (Domestic)	7,453	(18)
Peach John Business	467	71
Wacoal Business (Overseas)	6,277	4
Other	1,417	1,081
Total	15,614	1,138

(Note)	1.	The number of employees is the number of individuals working within our Group (excludes individuals seconded from our Group to third parties, but includes individuals seconded from third parties to our Group).

	2.	The number of employees does not include the number of temporary employees (the average number of temporary employees during the period, including temporary staff and part-time workers, is 1,480).

	3.	The number of employees increased by 1,138 compared to the end of the previous fiscal year. This is mainly due to the inclusion of Lecien Corporation and its subsidiary within the scope of consolidation during the current year. This increase mostly consists of employees in the Other segment.
(ii)	Employees of the Company

Number of	Increase (Decrease) from		Average Years of
Employees	the End of Prior Fiscal Year	Average Age	Service
69	(8)	47.0	22.8

(Note)	The number of employees is the number of individuals working within our Group.

(7)	Principal Subsidiaries

			Shareholding
Name of Company	Location	Stated Capital	Ratio	Main Business	Remarks
		(Millions of yen)
Wacoal Corp.	Minami-ku, Kyoto	¥5,000	100.0%	Manufacture and sale of garments
Peach John Co., Ltd.	Shibuya-ku, Tokyo	90	100.0%	Sale of garments
Lecien Corp.	Nakagyo-ku, Kyoto	90	100.0%	Manufacture and sale of garments and other textile-related products
Nanasai Co., Ltd.	Ukyo-ku, Kyoto	498	82.1%	Manufacture and sale of mannequins and display fixtures; interior design and construction work of stores
		(Thousands of
		U.S. dollars)
Wacoal International Corp.	NY, U.S.A.	$20,000	100.0%	Investment in US subsidiaries	*1
Wacoal America, Inc.	NY, U.S.A.	2,062	100.0%	Manufacture and sale of garments	*2

(Note)	*1.	Wacoal International Corp. is a wholly owned subsidiary of our subsidiary, Wacoal Corp.

	*2.	Wacoal America Inc. is a wholly owned subsidiary of our subsidiary, Wacoal International Corp.

2.	STOCK INFORMATION

(1)	Total Number of Shares Authorized to be Issued:	500,000,000 shares

(2)	Total Number of Issued and Outstanding Shares:	143,378,085 shares

(3)	Total Number of Shares Held as Treasury Stock:	1,949,739 shares

(4)	Total Number of Shareholders as of the End of this Fiscal Year:	15,356

(5)	Major Shareholders (Top 10):

	Number of Shares Held by
Name of Shareholder	Shareholder	Shareholding Ratio
	(Thousands of shares)	(%)

The Bank of New York Mellon Corporation as depositary bank for depositary receipt holders	16,713	11.81
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	7,006	4.95
Meiji Yasuda Life Insurance Company	6,999	4.94
Mika Noguchi	6,701	4.73
Nippon Life Insurance Company	5,518	3.90
The Bank of Kyoto, Ltd.	4,705	3.32
The Dai-ichi Mutual Life Insurance Company	3,912	2.76
The Shiga Bank, Ltd.	3,646	2.57
Japan Trustee Services Bank, Ltd. (Trust Account)	3,326	2.35
Mitsubishi UFJ Trust and Banking Corporation	3,050	2.15

(Note)	*1.	The number of shares held by shareholder is rounded down to the nearest thousand.

	*2.	The shareholding ratio is calculated excluding 1,949 thousand shares of treasury stock.

	*3.	The Dai-ichi Mutual Life Insurance Company became The Dai-ichi Life Insurance Company, Limited as of April 1, 2010.

3.	Matters Concerning Stock Acquisition Rights
(1)	Stock Acquisition Rights Held by the Directors as of End of Fiscal Year Ended March 31, 2010

	First Stock Acquisition Rights	Third Stock Acquisition Rights
	(resolved at the Board of	(resolved at the Board of
	Directors’ Meeting held on	Directors’ Meeting held on
Date of Resolution:	July 30, 2008)	July 30, 2009)
Number of stock acquisition rights:	36 (4 Directors)	35 (4 Directors)
Class of shares represented by stock acquisition rights:	common stock	common stock
Number of shares represented by stock acquisition rights:	36,000 shares (1,000 shares per one stock acquisition right)	35,000 shares (1,000 shares per one stock acquisition right)
Amount to be paid upon exercise of stock acquisition rights:	one (1) yen per share	one (1) yen per share
Exercise period:	From September 2, 2008 until September 1, 2028	From September 2, 2009 until September 1, 2029
Eligible recipients:	Directors of the Company (excluding Outside Directors)	Directors of the Company (excluding Outside Directors)

(2)	Stock Acquisition Rights Granted to Officers of Subsidiaries During the Fiscal Year ended March 31, 2010

Fourth Stock Acquisition Rights
(resolved at the Board of Directors’
Date of Resolution:	Meeting held on July 30, 2009)
Number of stock acquisition rights:	14 (4 Directors)
Class of shares represented by stock acquisition rights:	common stock
Number of shares represented by stock acquisition rights:	14,000 shares (1,000 shares per one stock acquisition right)
Amount to be paid upon exercise of stock acquisition rights:	one (1) yen per share
Exercise period:	From September 2, 2009 until September 1, 2029
Eligible recipients:	Directors of Wacoal Corp.

4.	Officers
(1)	Directors and Auditors (as of March 31, 2010)

Responsibility and significant
Position	Name	concurrent positions	Remarks
Representative Director	Yoshikata Tsukamoto	Representative Director and President, Corporate Officer of Wacoal Corp.; Director and Chairman of Wacoal International Corp.; Director and Chairman of Wacoal America Inc.
Director and Vice President	Shoichi Suezawa	President and Director of Wacoal Investment Co., Ltd. (Taiwan)
Director and Vice President	Hideo Kawanaka	Director, Vice President and Corporate Officer of Wacoal Corp.
Director	Tadashi Yamamoto	Director, Senior Corporate Officer of Wacoal Corp.; President and Director of Wacoal China Co., Ltd.
Director	Kazuo Inamori	Chairman Emeritus of Kyocera Corporation; Honorary Adviser of KDDI Corporation; Chairman of Japan Airlines Corporation	*1
Director	Mamoru Ozaki	Advisor to Yazaki Corporation; Outside Director of Fuji Kyuko Co. Ltd.; Outside Director of Kikkoman Corporation	*1
Director	Atsushi Horiba	Representative Director, President and Chairman of HORIBA, Ltd.	*1
Statutory Auditor (Full-Time)	Kimiaki Shiraishi	Statutory Auditor of Wacoal Corp.
Statutory Auditor (Full-Time)	Yoshio Kawashima		*2
Statutory Auditor	Yutaka Hasegawa	Outside Statutory Auditor of The Hyakugo Bank, Ltd.	*3
Statutory Auditor	Tomoharu Kuda		Certified Public Accountant *3, *4
Statutory Auditor	Yoko Takemura		Attorney-at-Law *3

(Note)	*1.	Messrs. Kazuo Inamori, Mamoru Ozaki and Atsushi Horiba, Directors, are Outside Directors as prescribed in Item 15, Article 2 of the Corporate Law. There are no conflicts of interests between the companies for which these three Outside

(Note)		Directors hold concurrent positions and Wacoal Corp.

	*2.	Mr. Yoshio Kawashima has many years of accounting experience at our Accounting Department with a respectable degree of finance and accounting knowledge.

	*3.	Mr. Yutaka Hasegawa, Mr. Tomoharu Kuda and Ms. Yoko Takemura, Statutory Auditors, are Outside Statutory Auditors as prescribed in Item 16, Article 2 of the Corporate Law.

	*4.	Mr. Tomoharu Kuda is a public certified accountant with a considerable degree of finance and accounting knowledge.
(2)	Remunerations and Other Compensations Paid to Directors and Statutory Auditors

¥263 million for 8 Directors (of which ¥27 million were for 3 Outside Directors)

¥54 million for 5 Statutory Auditors (of which ¥21 million were for 3 Outside Statutory Auditors)

(Note)	1.	As of March 31, 2010, the number of Directors was 7 (of which 3 were Outside Directors) and the number of Statutory Auditors was 5 (of which 3 were Outside Statutory Auditors). These numbers are inconsistent with the above-described numbers because the above-described numbers include 1 Director who retired at the conclusion of the 61st Ordinary General Meeting of Shareholders held on June 26, 2009.

	2.	The above-described amount includes the followings:

• ¥19 million of officers’ bonuses (¥19 million to Directors excluding Outside Directors) which is to be resolved at this Ordinary General Meeting of Shareholders

• ¥39 million to be paid for the exercise of stock option (¥39 million to Directors excluding Outside Directors)

	3.	In addition to the above, we plan to pay the accrued benefits associated with the termination of payment of retirement allowances pursuant to a resolution adopted at the Ordinary General Meeting of Shareholders held on June 29, 2005 to one Director who is to retire at the conclusion of this Ordinary General Meeting of Shareholders.

(3)	Main Activities of Outside Directors and Outside Statutory Auditors

Category	Name	Main Activities
Director	Kazuo Inamori	Mr. Inamori has attended the Board of Directors’ meeting 9 times out of 14 held during fiscal year 2010 and has expressed his opinions on the proposals and/or discussions based on his comprehensive knowledge of overall management.
Director	Mamoru Ozaki	Mr. Ozaki has attended the Board of Directors’ meeting 13 times out of 14 held during fiscal year 2010 and has expressed his opinions on the proposals and/or discussions based on his comprehensive knowledge and experience of financial matters and/or Chinese business with broad social insight.
Director	Atsushi Horiba	Mr. Horiba has attended the Board of Directors’ meeting 13 times out of 14 held during fiscal year 2010 and has expressed his opinions on the proposals and/or discussions based on his comprehensive knowledge and experience of overseas business and overall management.
Statutory Auditor	Yutaka Hasegawa	Mr. Hasegawa has attended the Board of Directors’ meeting 11 times out of 14 and attended the Board of Statutory Auditors’ meeting 11 times out of 15 held during fiscal year 2010 and has expressed his opinions based on his comprehensive knowledge of financial matters.
Statutory Auditor	Tomoharu Kuda	Mr. Kuda has attended all Board of Directors’ meetings (14 times) and all Board of Statutory Auditors’ meetings (15 times) held during fiscal year 2010 and has expressed his opinions on accounting and financial matters from a professional perspective.
Statutory Auditor	Yoko Takemura	Ms. Takemura has attended the Board of Directors’ meetings 13 times out of 14 and attended all Board of Statutory Auditors’ meetings (15 times) held during fiscal year 2010 and has expressed her opinions from professional perspective as an attorney-at-law.

(Note)	Besides the number of the meetings of the Board of Directors held as mentioned above, there were two written resolutions that deem the existence of resolutions by the Board of Directors according to Article 370 of the Corporate Law and Article 25 of the Articles of Incorporation of the Company.

(4)	Matters Concerning Limitation of Liability Agreement
     We amended our Articles of Incorporation at the 57th Ordinary General Meeting of Shareholders held on June 29, 2005 and at the 58th Ordinary General Meeting of Shareholders held on June 29, 2006 to provide a provision regarding a limitation of liability agreement to be executed with Outside Directors and Outside Statutory Auditors.
     A summary of the limitation of liability agreement executed with all of our Outside Directors and Outside Statutory Auditors is as follows:
(Summary of Limitation of Liability Agreement)
     The Company has executed an agreement with all of its Outside Directors and Outside Statutory Auditors to limit the liability for damages incurred due to negligence of duties stipulated in Paragraph 1, Article 427 of the Corporate Law, and the maximum amount of liability under such agreement is the amount as provided by law or regulation.

5.	MATTERS CONCERNING ACCOUNTING AUDITORS
(1)	Name of Accounting Auditor

Deloitte Touche Tohmatsu LLC

(Note)

Deloitte Touche Tohmatsu shifted to a limited liability audit corporation as of July 1, 2009 and became Deloitte Touche Tohmatsu LLC.

(2)	Remunerations, etc.

Amount of remuneration payable to the accounting auditor for this fiscal period:	¥122,000,000
Total amount of money and other property benefits to be paid to the accounting auditor by the Company and its subsidiaries:	¥185,950,000

(Note)	1.	The accounting audit agreement executed between the Company and its accounting auditor does not distinguish remuneration for accounting under the Corporate Law from that for accounting under the Financial Instruments and Exchange Law, and they cannot be reliably distinguished. Therefore, the amount given above represents the total amount of remuneration for both accounting work.

	2.	Among our significant subsidiaries, Wacoal International Corp. and Wacoal America, Inc. are subject to audits by other auditing firms and not by our accounting auditor.
(3)	Non-Audit Services
     We pay, to our accounting auditor, fees incurred from consulting services for establishing our Group’s regulations and security measures, which are not included among the services specified under Paragraph 1, Article 2 of Certified Public Accountants Law of Japan.
(4)	Policy on Determination of Dismissal and Non-Reappointment of Accounting Auditor
     In the absence of the Company’s interest to the contrary, if the above accounting auditor violates and/or infringes the Corporate Law, the Certified Public Accountant Law or other law or ordinance, or commits any indecent act, the Board of Statutory Auditors will consider the dismissal or non-reappointment of said accounting auditor, and if the dismissal or non-reappointment is deemed appropriate, the Board of Statutory Auditors will decide “to dismiss or not to reappoint the accounting auditor” with the consent of all Statutory Auditors in accordance with the rules of the Board of Statutory Auditors.
     Alternatively, in such event, the Board of Statutory Auditors will request the Board of Directors that the same be submitted as a proposal at the General Meeting of Shareholders, and the Board of Directors will consider such proposal.

6.	SYSTEM AND POLICIES OF COMPANY
(1)	System to Ensure Appropriate Business Conduct
(i)	System to ensure that execution of duties by Directors and/or employees is in compliance with the laws or regulations and the Articles of Incorporation
—	To ensure that all Directors and employees of the Company and the Wacoal Group comply with the laws or regulations and the Articles of Incorporation and conducts business based on sound social norms, we have enacted Corporate Ethics: Wacoal’s Code of Conduct and Code of Ethics for Corporate Officers and Employees.

—	Directors will take the initiative to ensure compliance and awareness of corporate ethics within the Wacoal Group.

—	In order to improve our system of compliance and consider any compliance issues which may have a material impact on the Company and the Wacoal Group, we have established a Corporate Ethics Committee, which seeks to increase awareness of and educate employees about corporate ethics. Our Representative Director and President acts as the chairperson, and our legal/compliance department is in charge of the committee.

—	We have established a system under which our legal/compliance department is promptly notified if the Company becomes aware that a director and/or employee of the Company and the Wacoal Group may have violated our Corporate Ethics: Wacoal’s Code of Conduct or Code of Ethics for Corporate Officers and Employees, or of any other compliance issues. We have also established an internal alert system (a corporate ethics hotline). After being notified and/or alerted, the legal/compliance department conducts an investigation and formulates preventive measures after discussions with the related department. If the issue is critical, the legal/compliance department will refer the matter to the Corporate Ethics Committee and will report the results of its deliberation to the Board of Directors and/or Board of Statutory Auditors.

—	Wacoal’s Code of Conduct prescribes that Directors, officers and employees shall firmly refuse to comply with demands of antisocial forces and as a rule of conduct for risk management practices, our Risk Management Manual prescribes that none of Directors, officers and employees shall have any relationships with antisocial forces. In order to handle unjust demands of antisocial forces, we cooperate with outside specialized institutions, collect and/or control information related to antisocial forces and are building an internal system.
(ii)	System concerning the Storage and Management of Information related to Execution of Duties by Directors
—	With the approval of the Board of Directors, we have enacted Document Management Rules pursuant to which we store the following documents (including electromagnetic record, hereafter the same) along with any related materials:

Minutes of the general meeting of shareholders, minutes of the Board of Directors meetings, minutes of Group Management Committees, documents for which a director is the final decision maker and any other documents prescribed in the Document Management Rules

—	The retention period for storage of the documents prescribed in the preceding paragraph shall be ten (10) years. The storage of these documents shall be subject to the Document Management Rules, and the Directors and Statutory Auditors shall have access to these documents at all times.
(iii)	Rules and Other Systems Concerning Loss and Risk Management
—	In order to understand the management risk within the Group in general and to improve and/or strengthen our risk management system, we have established a Risk Management Committee, for which the director in charge of risk management acts as chairperson. The Corporate Development Department shall act as organizer.

—	The Risk Management Committee prescribes risk management rules, subject to the approval of the Board of Directors, which forms the basis for our risk management system. The Risk Management Committee clarifies the responsibilities by risk category pursuant to these rules, and formulates a risk management system that thoroughly and/or comprehensively controls potential risk within the Group.

—	The Risk Management Committee regularly reports on the operations of the Wacoal Group’s risk management system to the Board of Directors.
(iv)	System to Ensure Effective Execution of Duties by Directors
—	In order to enhance appropriate decision-making by our Directors, we will appoint several independent Outside Directors.

—	We will formulate a mid-term management plan to be shared by the Directors and/or employees within the Group and will direct and confirm courses of action and business targets in the mid- to short-term that are consistent with such plan.

—	We will follow the business results of each Group company on a monthly basis and report back to the Board of Directors. In addition, by holding quarterly business meetings, we will confirm the business results and the implementation of measures and policies, consider measures in the event targets are not achieved, and review such targets, as may be necessary.
(v)	System to Ensure Appropriate Business Conduct within Group Companies
—	We have enacted and manage our Group companies in accordance with our Group Management Rules, which prescribe basic policies regarding the management of Group companies and matters to be decided by our Board of

Directors, as well as matters to be reported to the Company.

—	Any intercompany transaction must be fair and in compliance with laws or regulations, accounting principles and/or the tax system.

—	Our audit office will conduct internal audits (including an audit of the establishment and/or operation of our compliance system and risk management system) within the Group companies. The audit office will report the results of its audits to the Board of Directors and appropriate departments and will give guidance and/or advice on system formulation to Group companies to ensure the appropriate conduct of business.
(vi)	System Concerning Assistants to Statutory Auditors and Matters Concerning Independence of such Assistants from Directors
—	To assist the Statutory Auditors, we have established an office for our Board of Statutory Auditors and will appoint assistants to assist them.

—	The Statutory Auditors will be consulted regarding the appointment, evaluation, relocation and discipline of such assistants, and their opinions will be respected.
(vii)	Reporting System of Directors and Employees to the Statutory Auditors, other Reporting System to often Statutory Auditors and other Systems to Ensure Effective Audit by Statutory Auditors
—	We will strive to conduct effective audits by our Statutory Auditors by causing the Directors or the employees to report to the Statutory Auditors regarding the following matters in addition to statutory matters:

Matters referred to the Group Management Committee

Matters which may have a material impact on the Group

Monthly and quarterly management conditions

Results of internal audits

Material violation of laws or regulations and/or our Articles of Incorporation

The condition of our internal reporting/alerting system

Other significant matters

—	Half of the Statutory Auditors will be independent Outside Statutory Auditors to enhance the transparency and neutrality of management.

—	The Statutory Auditors may order employees who belong to the audit office to perform any matters that are required to provide audit services.

—	The Board of Statutory Auditors may consult legal counsel, certified public accountant, consultant or other outside advisor as it deems necessary.
(2)	Policy Regarding Determination of Distribution of Earnings
     Our basic policy regarding the distribution of profits to our shareholders is to pay steady dividends upon consideration of our consolidated performance and after planning increases in our net income per share, while giving due consideration to the importance of improving enterprise value through active investments that result in increased profitability. As for retained earnings, in light of the improvement in our enterprise value, we have actively invested in developing new specialty retail stores, developing new points of contact with customers and actively investing in overseas businesses. We are also concentrating on new business investments, such through entry into new markets, strategic business alliances and M&A activities. We hope that these efforts will benefit our shareholders by improving future profitability. We also intend to acquire treasury stock from time to time, and we will seek to improve our capital efficiency and return profits to our shareholders.
(3)	Basic Policy Concerning Appropriate People who Control the Asset and Business Policy Decisions of the Company
(i)	Details of Basic Policy
Since its establishment in 1949, the Company has strived to develop a domestic market for female underwear, penetrate the global market and establish the Company’s business with the aim of creating a global company through a 50-year long-term management plan based on its business objectives of making women beautiful, assisting women in becoming more beautiful and helping women realize their desire to be beautiful. Moreover, as a leading female underwear company, the Company has built up the Wacoal brand, which has become widely accepted by both domestic and international consumers.

Because the Company’s enterprise value is primarily generated from (i) its strong market position and brand value in the intimate apparel market, which have been cultivated over a long period of time; (ii) its ability to develop highly functional, high value-added, attractive products based on the results of scientific human research with a mid- to long-term perspective; (iii) its superb product quality and support engineering staff, as well as its highly productive global manufacturing and supply systems employing superior sewing technology; (iv) its close relationship of trust with distributors in various sales channels, which link the Company with its customers; (v) the trust of its customers that has been achieved through direct communication and sales by the Company’s beauty advisors, who are well-trained and have a great deal of sales experience; and (vi) its good social standing established through the promotion of various social events, such as the Remamma Project and Pink Ribbon, its enterprise value and the common interests of its shareholders may be damaged if the above factors are not secured and enhanced in the mid-to long-term. Therefore, the Company believes that all personnel who play a decision-making role in the formulation of its financial and business policies should fully understand these points and be capable of understanding securing and enhancing the Company’s enterprise value and the common interests of its shareholders.

The Company has no objection to large-scale acquisitions of shares of the Company, if it benefits the Company’s enterprise value and the common interests of its shareholders. However, such large-scale acquisitions do not always benefit a company’s enterprise value or the common interests of its shareholders. For example, there are large-scale acquisitions of shares which, when viewed in light of their stated purpose and other factors, clearly prejudice enterprise value and shareholders’ common interests, and there are also large-scale acquisitions that force shareholders to sell their shares, as well as those that do not provide the target company’s Board of Directors or its shareholders with sufficient time or information to consider the terms of the acquisition or to propose alternatives and those that require a target company to negotiate with the purchaser for more favorable terms than those initially proposed.

In light of these circumstances, the Company believes that it is essential that it be ready to implement countermeasures in response to an acquisition of the Company’s shares that is detrimental to its enterprise value or its shareholders’ common interests by establishing a system that enables its shareholders to determine whether or not to accept such an acquisition and that enables its Board of Directors to secure any necessary information and sufficient time to propose alternatives or to negotiate with the prospective purchaser on behalf of its shareholders.
(ii)	Specific Details of Efforts
—	Special efforts toward ensuring effective use of company assets, appropriate formation of Group companies, and implementation of other basic policies

(Efforts to improve corporate value)
In January 2007, the Company established the “Mid-term Management Plan 2007-09” and has been working to secure and enhance corporate value and the common interests of the shareholders of the Company under this management plan.

Further, the Company is promoting Corporate Activation Project 21 (CAP21) to achieve the goals of its medium- and long-term strategies to further enhance corporate value, and has implemented the transition to a holding company structure and conversion of Lecien Corporation and Peach John Co., Ltd. into wholly-owned subsidiaries of Wacoal Corp. The Company has also expanded businesses in areas other than the underwear wholesale business.

Under the “Mid-term Management Plan 2010-12” formulated in March 2010, the Company will continue to conduct its business operations with the aim of enhancing corporate value based on the four pillars of: (i) enhancing the overall capabilities of the Wacoal Group by promoting cooperation among Group companies and applying each of the company’s strengths; (ii) working on structural reform focusing on the domestic underwear wholesale business to secure and enhance the profits of the entire Group and accelerate expansion of overseas business, which has great growth potential, and of business areas other than the underwear wholesale business; (iii) reinforcing the management organization as a group; and, (iv) carrying out CSR activities (such as implementation of compliance, investor relation activities, and social action programs) to build “Wacoal” as an enduring corporate brand, while improving the “Wacoal strengths” from which the Company’s corporate value is generated as described in section 1 above, while remaining aware that the objectives of

Company are “making women beautiful,” “assisting women in becoming beautiful,” and “helping women realize their desire to be beautiful.”
(Measures to Enhance Corporate Governance)
The purpose and basic policy of the Company Group’s corporate governance is to continuously enhance the Company’s enterprise value by increasing transparency and securing the fairness and independence of its corporate management from the perspective of all stakeholders, including its shareholders and customers.

The following bodies and systems have been established within the Company with the aim of enhancing the Company’s corporate governance, and the entire Company is also working towards this goal.

The Board of Directors of the Company currently comprises seven Directors and makes decisions on matters concerning important business, such as management policy and management strategy and matters stipulated by laws or ordinances or the Articles of Incorporation of the Company. Three of these seven Directors are independent Outside Directors who give the Board of Directors advice and guidance from an objective perspective based on their wealth of experience and knowledge of management and business. The term of office of each director is one year, and we are further clarifying the responsibility of the Company’s management to its shareholders. Further, with respect to the nomination, promotion, and remuneration of Directors, an “Executive Compensation Advisory Committee,” whose members include Outside Directors, has been established and is run with a high degree of transparency and fairness.

The Company uses a “statutory auditor system,” and the Board of Auditors of the Company comprises five Statutory Auditors, of which three are Outside Statutory Auditors. The function of the Board of Auditors is to monitor and supervise the management of the Company.

Wacoal Corp., one of the Group’s core business companies, has adopted an executive officer system in order to separate management supervision and management execution. “Group Management Rules” and “Group Accounting Rules” have been established for Wacoal Corp. and each other Group company, and each Group company conducts its business operations in accordance with both sets of rules.

Further, the “Group Management Committee”, which comprises Directors and Statutory Auditors of the Company, has been established in the Company. This meeting considers matters concerning the management strategy of the Group and other important management issues and conducts preliminary reviews of matters for review by the Board of Directors of the Company together with the “Wacoal Senior Management Meeting”, which comprises Directors, Statutory Auditors, and senior executive officers of Wacoal Corp., one of the Company Group’s core business companies.

Further, the “Quarterly Business Results Review Committee” has been established under the “Group Management Committee”. The Directors and the Statutory Auditors of the Company and the Directors, Statutory Auditors, and executive officers of Wacoal Corp., one of the Company Group’s core business companies, attend meetings of the Quarterly Business Results Review Committee and review the business results of each business company and each business department each quarter.

In addition, the “Corporate Ethics Committee”, “Disclosure Committee”, and “Risk Management Committee” have each been established as committees of the entire Company. Under these committees, the “Compliance Division”, “Quality Assurance Division”, “Accident and Disaster Measures Division”, “Information Security Promotion Division”, and “Environmental Division” have each been established, and each of these divisions is ready to enhance and respond to risks of loss of enterprise value in each field. These divisions report to the Board of Directors of the Company from time to time on the status of their activities.
—	Measures for preventing asset and business policy decisions of the Company being controlled by an inappropriate person in light of the basic policy
For the purpose of securing and enhancing corporate value and the common interests of the shareholders of the Company, at a ordinary general meeting of shareholders held on June 29, 2006, the Company determined the basic policy for preventive measures to be taken against the acquisition of a substantial shareholding of the Company (i.e. defensive measures against takeovers), and the Board of Directors determined and introduced specific measures at the meeting held on the same day. Because these measures were terminated upon expiration of a three-year term, the Company, at an ordinary general meeting of shareholders held on June 26, 2009, obtained approval for a resolution to determine details of the basic policy (hereinafter called “Basic Policy on Defensive Measures against Takeovers”) of revised preventive measures to be taken against the acquisition of a substantial shareholding of the Company (i.e. defensive measures against takeovers), and the Board of Directors determined and updated the specific measures based on the Basic Policy on Defensive Measures against Takeovers (hereinafter called “the Plan”) at a meeting held on the same day.

The Plan enables the Company’s shareholders, in the event of purchase or any similar act or a proposal to purchase the Company’s share certificates (hereinafter called “Purchase”), to determine whether or not to accept such offer for the Company’s shares, and enables its Board of Directors to secure any necessary information and sufficient time to propose alternatives or to negotiate and consult with a person who purchases (hereinafter called “Purchaser”) on behalf of its shareholders, in order to prevent a Purchase of the Company’s shares that is detrimental to its corporate value or its shareholders’ common interests, and to secure and enhance its corporate value and the common interests of its shareholders.

The Plan covers a Purchase that falls under (i) or (ii) below:
(i)	purchase of share certificates issued by the Company that results in 20% or greater ownership by a shareholder of such share certificates; or,

(ii)	public tender offer for share certificates issued by the Company that results in combined ownership by the offeror or/and any of its affiliates of more than 20% of such share certificates.
If a Purchaser intends to launch a Purchase of the shares of the Company, such Purchaser will be requested to submit to the Company a document describing the information required to consider details of the Purchase, as well as an oath by such Purchaser that such Purchaser will follow the procedures prescribed by the Plan. Accordingly, the information provided by the Purchaser, the opinion of the Board of Directors, or any supporting materials, alternative proposals (if any), or other information and/or materials will be submitted to the Independent Committee, which consists of three members who are independent from the management operating the Company, and the Independent Committee will evaluate and/or examine such information and/or materials. As need arises, the Independent Committee will also separately obtain advice from independent experts and evaluate and/or examine the terms and conditions of the Purchase, consider the alternatives presented by the Board of Directors, and negotiate with the Purchaser or disclose information to the shareholders.

If (A) the Purchaser fails to follow the procedures as prescribed by the Plan or if (B) the Purchase is deemed to fall under any of the requirements as prescribed by the Plan as a result of the examination of the terms and conditions of the Purchase or discussions and/or negotiations with the Purchaser, and if implementation of a gratis allocation of stock acquisition rights is considered appropriate, the Independent Committee will advise the Board of Directors to implement a gratis allocation of stock acquisition rights. The Board of Directors will pay the utmost respect to the advice provided by the Independent Committee, and will resolve to implement the gratis allocation of the stock acquisition rights. The Company will implement a gratis allocation of the shares acquisition rights to those shareholders, other than the Company, who are registered or recorded in the Company’s final register of shareholders as of the allocation date that is determined separately, at such rate, as separately determined, up to a maximum of two stock acquisition rights for every one common stock of the Company held. Also, even when the Purchase by the Purchaser is considered to fall under either (A) or (B) above, if the Independent Committee considers it necessary to obtain the approval at an ordinary general meeting of shareholders for implementation of a gratis allocation of stock acquisition rights, the Independent Committee may advise the Board of Directors to do so. In this case, the Board of Directors, in principle, shall promptly convene an ordinary general meeting of shareholders so that a meeting can be held within the shortest time practically possible and submit a resolution for the implementation of a gratis allocation of stock acquisition rights.

The holder of stock acquisition rights for the subscription of new shares (with terms that prohibit the Purchaser and certain people (hereinafter called “Nonqualified person”) from exercising such rights) is entitled to receive one share of the Company by paying the amount determined by the Board of Directors or the ordinary general meeting of shareholders in the resolution on the gratis allocation of stock acquisition rights, which shall be at least one yen (¥1) but not exceeding one-half (1/2) of the market value of one share of the Company. Also, the Company may acquire stock acquisition rights held by shareholders other than the Nonqualified Person, and in exchange, deliver one share of the Company for every stock acquisition right.

Promptly after passing a resolution by the Board of Directors or by an ordinary general meeting of shareholders with regard to implementation or non-implementation of the abovementioned gratis allocation of stock acquisition rights, the Board of Directors will disclose the outline of such resolution and other information deemed appropriate by the Board of Directors.

As with the effective period of the Basic Policy on Defensive Measures against Takeovers, the effective period of the Plan will expire upon conclusion of the ordinary general meeting of shareholders to be held in respect of the last fiscal year ending within three (3) years after the Ordinary General Meeting of Shareholders held on June 26, 2009. However, the Plan may be changed or terminated to reflect the change made to the Basic Policy on Defensive Measures against Takeovers by and pursuant to the resolution of the ordinary general meeting of shareholders, if the change or termination of the Basic Policy on Defensive Measures against Takeovers is resolved by an ordinary general meeting of shareholders. Further, the Plan will be terminated if so resolved by the Board of Directors.

There will be no direct, concrete impact on the shareholders will be caused by the Plan’s introduction, provided the gratis allocation of stock acquisition rights is not implemented. On the other hand, if the gratis allocation of stock acquisition rights is implemented according to the Plan, the overall value of the shares held by the shareholders may be diluted if the procedures for exercising stock acquisition rights are not followed. Provided, however, that no dilution of the overall value of the shares held will take place if the shares are provided in consideration of stock acquisition rights acquired by the Company.
(iii)	Judgment of Board of Directors as to Efforts under Item (ii) above and Reasons Thereof
As stated in (ii) above, the Plan was introduced in line with the Basic Policy mentioned in (i) above for the purposes of securing or enhancing corporate value and the common interests of shareholders. In particular, highly rational fairness and/or objectivity is ensured under the Plan because: (i) the Plan focuses on shareholders’ intentions such that the effective period is prescribed as three (3) years, and the Plan may be terminated at any time by a resolution of the Board of Directors or a resolution of an ordinary general meeting of the shareholders to terminate the Basic Policy on Defensive Measures against Takeovers; (ii) the Plan establishes reasonably objective requirements, and a gratis allocation of stock acquisition rights is not implemented unless these requirements are met; (iii) the Independent Committee shall consist of independent persons; (iv) a gratis allocation of stock acquisition rights under the Plan may not be initiated unless a judgment is made by the Independent Committee; and, (v) the Independent Committee may obtain advice from independent experts at the expense of the Company. The Plan is formulated to maintain corporate value, thus it is in the common interests of the shareholders. It is not intended to maintain the status of the corporate officers of the Company.

CONSOLIDATED BALANCE SHEET
As of March 31, 2010
(Millions of yen)

Item	Amount

ASSETS
Current Assets	89,933
Cash and bank deposits	16,704
Time deposits	7,613
Marketable securities	6,529
Notes receivable	469
Accounts receivable-trade	21,116
Allowance for returns and doubtful receivables	(1,972)
Inventories	32,103
Deferred tax assets	4,595
Other current assets	2,776

Tangible fixed assets	51,820
Land	22,012
Buildings and structures	61,585
Machinery and equipment	14,773
Construction in progress	103
Accumulated depreciation	(46,653)

Other assets	81,634
Investments in affiliated companies	14,769
Investments	35,828

Goodwill	11,203

Other intangible assets	12,351
Deferred tax assets	935
Others	6,548

Total Assets	223,387

LIABILITIES
Current Liabilities	35,683
Short-term bank loans	7,941
Notes payable	2,174
Accounts payable-trade	9,161
Accounts payable	5,975
Accrued payroll and bonuses	5,927

Accrued taxes	2,105
Current portion of long-term debt	108
Other current liabilities	2,292

Long-term Liabilities	14,151
Long-term debt	80
Reserve for retirement benefit	2,269
Deferred tax liability	9,380
Others	2,422

Total Liabilities	49,834

SHAREHOLDERS’ EQUITY
Common stock	13,260
Additional paid-in capital	29,366
Retained earnings	137,155
Accumulated other comprehensive income (loss)	(5,619)
Foreign currency exchange adjustment	(7,505)
Unrealized gain on securities	3,669
Pension liability adjustment	(1,783)
Treasury stock	(2,532)

Total Wacoal Shareholders’ Equity	171,630
Noncontrolling interests	1,923

Total Shareholders’ Equity	173,553

Total Liabilities and Shareholders’ Equity	223,387

Amounts less than ¥1 million are rounded down to the nearest ¥1 million.

CONSOLIDATED INCOME STATEMENT
Year ended March 31, 2010
(Millions of yen)

Item	Amount
Sales		163,297
Operating expenses
Cost of sales	79,953
Selling and general administrative expenses	78,511
Impairment on other intangible assets	1,023	159,487

Operating income		3,810
Other income and (expenses)
Interest income	144
Interest expense	(98)
Dividend income	619
Gain on sale and exchange of marketable securities and/or investment securities	7
Valuation loss on marketable securities and/or investment securities	(1,460)
Others (net)	101	(687)

Income before income taxes		3,123
Income taxes
Current	3,161
Deferred	(1,587)	1,574

Equity in net income of affiliated companies		907

Net income		2,456
Loss attributable to noncontrolling interests		68

Net income attributable to Wacoal shareholders		2,524

Amounts less than ¥1 million are rounded down to the nearest ¥1 million.

CONSOLIDATED SHAREHOLDERS’ EQUITY STATEMENT
Year ended March 31, 2010
(Thousand shares, Millions of yen)

	Shareholders’ equity
					Accumulated
	No. of shares		Additional		other		Total Wacoal		Total
	held outside	Common	paid-in	Retained	comprehensive	Treasury	shareholders’	Noncontrolling	Shareholders’
Item	the Company	stock	capital	earnings	income	stock	equity	interests	equity
As of March 31, 2009	140,451	13,260	29,316	138,235	(11,346)	(3,592)	165,873	2,094	167,967
Net income				2,524			2,524	(68)	2,456
Accumulated other comprehensive income
Foreign currency exchange adjustment					783		783	12	795
Net unrealized gain on securities					3,344		3,344	7	3,351
Pension liability adjustment					1,600		1,600		1,600
Cash dividends attributable to Wacoal shareholders (¥25.0 per share)				(3,511)			(3,511)		(3,511)
Cash dividends paid to noncontrolling interest								(76)	(76)
Purchase of treasury stock	(1,372)					(1,540)	(1,540)		(1,540)
Sales of treasury stock	11					13	13		13
Decrease of treasury stock due to stock swap	2,104			(93)		2,582	2,489		2,489
Grant and execution of stock options	4		50			5	55		55
Decrease due to changes in equity ratio								(46)	(46)
As of March 31, 2010	141,198	13,260	29,366	137,155	(5,619)	(2,532)	171,630	1,923	173,553

Amounts less than ¥1 million are rounded down to the nearest ¥1 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(NOTES ON BASIC SIGNIFICANT MATTERS IN PREPARING CONSOLIDATED FINANCIAL STATEMENTS)

1.	Standard of Preparation of Consolidated Financial Statements
According to the supplementary provision specified under Paragraph 1, Article 3 of the regulations for corporate accounting under the Corporate Law (Justice Ministerial Ordinance No. 46 in 2009), the consolidated financial statements have been prepared based on terms, format, and preparation methods based on accounting standards generally accepted in the United States. However, consistent with the foregoing provision, some descriptions and notes required under accounting standards generally accepted in the United States are omitted.

2.	Matters Regarding the Scope of Consolidation
(1)	Number of consolidated subsidiaries: 47
(2)	Major consolidated subsidiaries:	Wacoal Corporation, Peach John Co., Ltd., Lecien Corp., Kyushu Wacoal Manufacturing Corp., Nanasai Co., Ltd., Torica Co., Ltd., Wacoal International Corp., Wacoal America Inc., Wacoal France S.A., Wacoal International Hong Kong Co., Ltd., Wacoal Hong Kong Co., Ltd., Wacoal Investment Co., Ltd., and Wacoal China Co., Ltd.

3.	Matters Regarding the Application of the Equity Method
(1)	Number of affiliates: 9
(2)	Major affiliated companies:	Shinyoung Wacoal Inc., Taiwan Wacoal Co, Ltd. and Thai Wacoal Public Co., Ltd.

4.	Matters Regarding Standard of Accounting Procedure
(1)	Valuation standard and method of valuable assets
(i)	Marketable and investment securities
Based on the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification 320 “Investments-Debt and Equity Securities” (former FASB Statement No. 115 “Accounting for Certain Investments in Debt and Equity Securities”), marketable securities and investments have been classified as securities available for sale and valued at fair value.

Gain/loss on the marketable securities is calculated based on the acquisition cost using the moving average method. Moreover, unrealized valuation profit/loss is classified and included in other comprehensive income of shareholders’ equity.

(ii)	Inventories
The average cost method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, with both valued at the lower of the cost or market accounting method.
(2)	Depreciation method of significant depreciable assets

Depreciation method of fixed assets

The declining balance method was mainly used for depreciation of tangible fixed assets.

The straight line method was used for amortization of intangible assets. In accordance with the provisions of FASB Accounting Standard Codification 350 “Intangibles-Goodwill and Other” (former FASB Statement No. 142 “Goodwill and Other Intangible Assets”), assets for which useful lives cannot be determined are not amortized, but such assets undergo an impairment examination at least once a year.

(3)	Accounting basis of significant reserves
(i)	Allowance for bad debts
In order to provide for bad debt losses in accounts receivable or loans receivable, for certain debts such as debts of particular concern, we consider the recoverability of individual accounts and declare the estimated unrecoverable amounts using the bad debt ratio for general accounts.
(ii)	Allowance for returns
In order to clarify the corresponding relationship between sales and returns, consideration is given to prior returned goods and the estimated loss accompanying future returned goods is recorded.
(iii)	Reserve for retirement benefits
In accordance with the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification 715 “Compensation-Retirement Benefits” (former FASB Statement No. 87 “Employer’s Accounting for Pensions”, FASB Statement No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and FASB Statement No. 158 “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans”), such amount is reserved in order to prepare for retirement benefits for employees, which is based on fair values of retirement benefits and pension assets as of the end of the current year.
(4)	Other basic significant matters in preparing consolidated financial statements
(i)	Lease transaction

Based on the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification 840 “Leases” (former FASB Statement No. 13 “Accounting for Leases”), capital leases are capitalized at fair value of the lease assets and the corresponding liabilities are recorded.
(ii)	Accounting procedure for consumption tax, etc.
Accounting procedure for consumption tax, etc. is based on the tax-excluded method.
(iii)	Matters concerning business year of consolidated subsidiaries
The closing date of consolidated subsidiaries in Japan is consistent with the consolidated closing date except for Peach John Co., Ltd. and one other company. The closing date of Peach John Co., Ltd. and the other company is February 28 and the closing date of the overseas consolidated subsidiaries is December 31. Financial statements as of the closing date were used in the preparation of the consolidated financial statements. However, necessary adjustments are made for material transactions that took place during a period up to the consolidated closing date.
(5)	Newly adopted accounting standards

In December 2007, Financial Accounting Standards Board (“FASB”) announced Accounting Standard Codification 810, “Consolidation” (former FASB Statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of Accounting Research Bulletin No. 51”). Accounting Standard Codification 810 stipulates accounting procedures and reporting standards for an interest share of a subsidiary held by an entity other than a parent company, the amount of consolidated net income of the year attributable to the parent company or noncontrolling interest, changes to the parent company’s interest and evaluation of noncontrolling interest when a subsidiary becomes consolidated. Accounting Standard Codification 810 clearly differentiates the parent company’s interest from noncontrolling interest, and stipulates classifiable disclosure requirements. The Group adopts Accounting Standard Codification 810 from fiscal year 2010. Accordingly, a minority interest, which was previously stated between the liability and equity sections of the consolidated balance sheet, is now included in the shareholders’ equity section as a noncontrolling interest. In addition, due to adoption of Accounting Standard Codification 810, account items of the consolidated statement of income are changed.
(NOTES ON FINANCIAL INSTRUMENTS)

1.	Matters Regarding the Status of Financial Instruments
(1)	Policy for financial instruments

For the management of surplus funds, the Group establishes certain conditions as well as limits, and determines an eligible range for investments to implement safety-focused management. For financing, the Group may use bank loans as necessary. The Group may use derivatives to avoid risks from exchange fluctuations in foreign currency trading, interest rate risk from bank loans, and risk of stock price fluctuations from stocks held, but will not engage in speculative transactions.
(2)	Details and risk of financial instruments and risk management structure

Securities available for sale in terms of marketable securities and investments are mainly bonds, investment trusts, and stocks. These instruments are subject to risk from market fluctuations, and the Group regularly reviews their fair values. The Group takes appropriate measures to reduce credit risk of customers for notes receivable and accounts receivable-trade, according to the Group’s control procedure.

Short-term bank loans represents mainly for funding of working capital by some consolidated subsidiaries. The fluctuation risk of interest rates associated with Long-term debt is managed by utilizing interest rate swaps.

Nearly all accounts payable-trade and accounts payable are due within a year.

The Group executes/manages derivatives trading according to the Group’s handling procedure, which stipulates specific targets and ranges of such trading.

(3)	Further note on matters regarding market values of financial instruments

Fair value estimates are determined on the basis of market value information related to such financial instruments and details of relevant contracts at a specific point in time at the end of a period. These estimates are determined by the Company and they include the Company’s judgments, which exert a material influence on uncertainty as well as estimates. Therefore, the abovementioned fair value estimates may be affected materially by changes in the underlying assumptions. In addition, contract values with regard to derivatives trading described in “2. Matters Regarding Market Values of Financial Products” do not themselves represent market risk related to such trading.

(4)	Concentration of credit risk

Businesses of the Group mainly consist of sales of underwear for women to many business partners in the Japanese retail industry, which include major department stores, mass merchandisers, and other general retail stores. Total sales to the AEON Group including consolidated subsidiaries represent for approximately 10.4% of the Group’s entire sales for fiscal year 2010. There is no other single business partner that accounts for more than 10% of the Group’s entire sales.

2.	Matters Regarding Market Values of Financial Products

Amounts stated in the consolidated balance sheet, market values, and their differences as of March 31, 2010 are as follows. Products whose market values are considered to be extremely difficult to assess are excluded from the table below (Please see (Note 2)).

(Millions of yen)
		Amount stated in the
		consolidated balance sheet
		(*)	Market value (*)	Difference
(1)	Cash and bank deposits	16,704	16,704	—
(2)	Time deposits	7,613	7,613	—
(3)	Notes receivable and accounts receivable — trade	21,585	21,585	—
(4)	Marketable securities and investments	39,181	39,181	—
(5)	Investments in affiliated companies	8,814	7,768	1,046
(6)	Short-term bank loans	(7,941)	(7,941)	—
(7)	Notes payable and accounts payable-trade	(11,335)	(11,335)	—
(8)	Accounts payable	(5,975)	(5,975)	—
(9)	Accrued taxes	(2,105)	(2,105)	—
(10)	Long-term debt	(75)	(75)	—
(11)	Derivatives	(17)	(17)	—

(*)	Parenthesis is attached to items recorded in the liability section.
(Note 1)	Matters regarding method of calculating the market values of financial products and trading of marketable securities and derivatives
(1)	Cash and bank deposits, (2) Time deposits, (3) Notes receivable and accounts receivable-trade and (6) Short-term bank loans

Because they are settled within a short period, their market values are almost equal to their book values. So, their book values are used.

(4)	Marketable securities and investments

Fair values of bonds and stocks are determined on the basis of unadjusted published prices in an active market with sufficient trading volume and frequency. Fair values of corporate bonds are determined using valuations based on market values presented by financial institutions.

Marketable securities and investments are held as securities available for sale, and differences between their amounts stated in the consolidated balance sheet and their acquisition costs are as follows.

(Millions of yen)
			Acquisition	Amount
			cost or	stated in the
			depreciated	consolidated
	Type		cost	balance sheet	Difference
Amounts stated in the consolidated balance sheet exceed acquisition costs or depreciated costs	(1)	Stock	19,170	28,585	9,415
	(2)	Bond
		(i) Government bond, municipal bond	1,160	1,170	10
		(ii) Corporate bond	1,200	1,212	12
		(iii) Financial institution bond	100	100	0
		(iv) Mutual fund	3,184	3,360	176
	Subtotal		24,814	34,427	9,613
Amounts stated in the consolidated balance sheet DO NOT exceed acquisition costs or depreciated costs	(1)	Stock	4,671	4,067	(604)
	(2)	Bond
		(i) Government bond, municipal bond	—	—	—
		(ii) Corporate bond	685	643	(42)
		(iii) Financial institution bond	—	—	—
		(iv) Mutual fund	45	44	(1)
	Subtotal		5,401	4,754	(647)
Total			30,215	39,181	8,966
(5)	Investments in affiliated companies

Fair values of investments in affiliated companies are determined on the basis of unadjusted published prices in an active market with sufficient trading volume and frequency. Amounts stated in the consolidated balance sheet are calculated on the basis of the equity method.

(7)	Notes payable and accounts payable-trade, (8) Accounts payable, and (9) Accrued taxes

Because they are settled within a short period, their market values are almost equal to their book values. So, their book values are used.

(10)	Long-term debt

Because its balance as of the end of the current year is minimal, its market value is almost equal to its book value. So, its book value is used.

(11)	Derivatives

Only exchange contracts are used, and fair value is based on the estimate determined by forward exchange rate and market interest rate.
(Note 2)	Financial instruments whose market values are considered to be extremely difficult to assess

For investments in nonmarketable securities (amounts recorded in the consolidated balance sheet: 3,085 million yen), because it is difficult to calculate their fair values, they are recorded at acquisition cost. Investments in affiliated companies with no market value (amounts recorded in the consolidated balance sheet: 5,955 million yen) are calculated on the basis of the equity method, similar to investments in affiliated companies with market value. The Company reviews and determines these investments every year or when any event occurs that requires such review if there is any permanent impairment.

(Note 3)	Redemption schedule of receivables and marketable securities with maturity

(Millions of yen)
		Within 5	Within 10
	Within 1 year	years	years	Over 10 years
Marketable securities	2,739	1,698	976	1,116
Total	2,739	1,698	976	1,116
(NOTES ON PER SHARE DATA)
Wacoal shareholders’ equity per share:     ¥1,215.52
Net income attributable to Wacoal shareholders per share:             ¥17.86
Diluted net income attributable to Wacoal shareholders per share: ¥17.85
(NOTES ON OTHER)
     The Company recognized the Customer List of Peach John Co., Ltd., which became a wholly-owned subsidiary of the Company in fiscal year 2008, as other intangible assets. The Company examined the value of the assets as of the end of the current year and recorded an impairment loss of 1,023 million yen.

NON-CONSOLIDATED BALANCE SHEET
As of March 31, 2010

(Millions of yen)
Item	Amount

ASSETS
Current Assets	4,521
Cash and bank deposits	1,105

Marketable securities	2,259
Deferred income taxes	76
Others	1,078

Fixed Assets	142,377
Tangible fixed assets	38,967
Buildings	18,183
Structures	431
Equipment and tools	1,580
Land	18,714
Construction in progress	58

Intangible fixed assets	587
Leasehold right	585
Others	1

Investment and other assets	102,821
Investment securities	4,227
Stock of affiliated companies	97,754

Deferred tax assets	570
Others	268

Total Assets	146,898

LIABILITIES
Current Liabilities	4,018
Notes payable	3
Short-term borrowings from affiliated companies	3,000
Accounts payable	887
Accrued expenses	8
Accrued taxes	22
Accrued bonuses	57
Reserve for officers’ bonuses	19
Others	20
Long-term Liabilities	420

Others	420

Total Liabilities	4,439

NET ASSETS
Shareholders’ equity	142,462

Common stock	13,260

Additional paid-in capital	29,294
Capital reserve	29,294

Retained earnings	102,150
Retained earnings reserve	3,315
Other retained earnings	98,835
Reserve for advanced depreciation of fixed assets	1,942
General reserve	90,000
Retained earnings carried forward	6,893

Treasury stock	(2,242)

Difference of appreciation and conversion	(107)
Other securities valuation difference	(107)

Stock acquisition rights	103

Total Net Assets	142,459

Total Liabilities and Net Assets	146,898

Amounts less than ¥1 million are rounded down to the nearest ¥1 million.

NON-CONSOLIDATED INCOME STATEMENT
Year ended March 31, 2010

(Millions of yen)
Item	Amount
Operating revenue
Income from rent	4,018
Dividend income	2,620
Others	328	6,968

Operating cost
Cost of lease	1,977	1,977

Operating Gross Income		4,990
Selling and general administrative expenses	1,958	1,958

Operating income		3,032
Non-operating income
Interest income	70
Dividends received	0
Others	17	88

Non-operating expenses
Interest expenses	10
Others	3	14

Ordinary income		3,106

Extraordinary gains
Gains on sales of fixed assets	73	73

Extraordinary loss
Loss on sales of fixed assets	120
Impairment loss on fixed assets	45
Valuation loss on marketable securities	73
Valuation loss on investment securities	5

Valuation loss on stock of affiliated companies	556	802

Income before income taxes		2,378
Income taxes
Income taxes-current	11
Income taxes-deferred	(521)	(509)

Net income		2,887

Amounts less than ¥1 million are rounded down to the nearest ¥1 million.

NON-CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY
Year ended March 31, 2010

(Millions of yen)
							Difference of appreciation
	Shareholders’ equity						and conversion
		Additional						Total
		paid-in	Retained earnings				Other	difference of
		capital	Retained	Other		Total	securities	appreciation
	Common	Capital	earnings	retained	Treasury	shareholders'	valuation	and	Stock	Total net
	stock	reserve	reserve	earnings	stock	equity	difference	conversion	options	assets
Balance as of March 31, 2009	13,260	29,294	3,315	99,552	(3,591)	141,829	(345)	(345)	53	141,537
Changes during the fiscal year 2010
Transfer from reserve for deferred gain on sales of fixed assets				—		—				—
Transfer from general reserve				—		—				—
Dividends from surplus				(3,511)		(3,511)				(3,511)
Net income				2,887		2,887				2,887
Purchase of treasury stock					(1,249)	(1,249)				(1,249)
Disposal of treasury stock				(92)	2,594	2,501				2,501
Execution of stock acquisition rights				(0)	4	4			(4)	0
Net change of items other than shareholders’ equity							238	238	55	293
Total changes during fiscal year 2010	—	—	—	(716)	1,349	632	238	238	50	921
Balance as of March 31, 2010	13,260	29,294	3,315	98,835	(2,242)	142,462	(107)	(107)	103	142,459

Amounts less than ¥1 million are rounded down to the nearest ¥1 million.

(Note) Breakdown of other retained earnings

	Reserve for
	advanced
	depreciation of		Retained earnings
	fixed assets	General reserve	carried forward	Total
Balance as of March 31, 2009	2,008	95,000	2,543	99,552
Changes during fiscal year 2010
Transfer from reserve for deferred gain on sales of fixed assets	(66)		66	—
Transfer from other reserve		(5,000)	5,000	—
Dividends from surplus			(3,511)	(3,511)
Net income			2,887	2,887
Purchase of treasury stock
Disposal of treasury stock			(92)	(92)
Execution of stock acquisition rights			(0)	(0)
Net change of items other than shareholders’ equity
Total changes during fiscal year 2010	(66)	(5,000)	4,349	(716)
Balance as of March 31, 2010	1,942	90,000	6,893	98,835

Amounts less than ¥1 million are rounded down to the nearest ¥1 million.

NOTES TO THE NON-CONSOLIDATED FINANCIAL STATEMENTS
(NOTES ON MATTERS RELATED TO SIGNIFICANT ACCOUNTING POLICIES)

1.	Valuation Standards and Method of Assets
Valuation standards and method of marketable securities

Stock of a subsidiary or affiliate is stated at cost based on the moving average method. Other securities with market value are stated using the market value method, based on market or other price on closing day for the end of the year, and securities without market value are stated at cost based on the moving average method. Furthermore, variance in valuation of other securities is based on method of directly including all shareholders’ equity, and cost of sales is calculated based on the moving average method.

2.	Depreciation Method of Fixed Assets
(1)	Depreciation method of tangible fixed assets

Depreciation of tangible fixed assets is calculated based on the declining balance method; provided, however, that depreciation of buildings (excluding facilities) acquired after April 1, 1998 is calculated based on the straight line method.

Durable years for major items are as follows:

Buildings and structures:	5 to 50 years
Machinery and vehicles:	2 to 4 years
Equipment and tools:	2 to 20 years
(2)	Amortization method of intangible fixed assets

Amortization of intangible fixed assets is computed by the straight line method.

3.	Accounting Basis of Reserves
(1)	Accrued bonuses

In order to provide bonuses to employees, accrued bonuses are reserved based on the anticipated amount to be paid.

(2)	Reserve for officers’ bonuses

In order to provide bonuses to officers, an amount for officers’ bonuses is reserved based on the anticipated amount to be paid.

4.	Other Basic Significant Matters in Preparing Financial Statements
(1)	Processing method for lease transactions

Finance lease transactions are pursuant to accounting procedures based on the method according to an ordinary sale and purchase transaction. However, finance lease transactions with small transaction amounts and finance lease transactions executed prior to April 1, 2008 are pursuant to accounting procedures based on the method according to an ordinary lease transaction.

(2)	Accounting procedures for consumption tax, etc.

Accounting procedures for consumption tax, etc. are as per the tax-excluded method.

5.	Application of Accounting Standards with Regard to Business Combination
Because “Accounting Standard For Business Combination” (Accounting Standard No. 21, December 26, 2008) and “Application Guideline for Accounting Standards for Business Combination and Business Separation” (Application Guideline No. 10 for Accounting Standard, December 26, 2008) can be applied to the first business combination/separation implemented in a fiscal year that starts after April 1, 2009, the Company applies these accounting standards from fiscal year 2010. The effect of applying these accounting standards is minimal.
(NOTES TO THE BALANCE SHEET)
1.	Accumulated depreciation in tangible fixed assets:	¥28,507 million

2.	Short-term receivables from affiliates:	¥470 million

	Short-term payables to affiliates:	¥3,223 million
(NOTES TO THE STATEMENT OF INCOME)
Sales to affiliates:	¥6,843 million

Other operating transactions with affiliates:	¥92 million

Non-operating transactions with affiliates:	¥11 million

(NOTES TO THE STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY)
1.	Number of issued and outstanding shares as of the end of the fiscal year ended March 31, 2010

Common Stock: 143,378,085 shares

2.	Number of shares held as treasury stock as of the end of fiscal year ended March 31, 2010

Common Stock: 1,949,739 shares

3.	Resolution regarding distribution of earnings made during fiscal year 2010

		Aggregate	Amount of
		Amount of	Distribution per
		Distribution	Share
Resolution	Type of Stock	(millions of yen)	(yen)	Record Date	Effective Date
At the Board of Directors’ Meeting held on May 8, 2009	Common Stock	3,511	25.00	March 31, 2009	June 3, 2009
4.	Resolution regarding distribution of earnings to be made after the end of fiscal year 2010

Aggregate
			Amount of	Amount of
			Distribution	Distribution
	Type of	Source of	(millions of	per Share		Effective
Resolution	Stock	Distribution	yen)	(yen)	Record Date	Date
At the Board of Directors’ Meeting held on May 11, 2010	Common Stock	Retained Earnings	2,828	20.00	March 31, 2010	June 7, 2010
5.	Matters concerning stock acquisition rights as of the end of fiscal year 2010

	First Stock Acquisition Rights resolved at the Board of Directors’ Meeting held on July 30, 2008	Second Stock Acquisition Rights resolved at the Board of Directors’ Meeting held on July 30, 2008	Third Stock Acquisition Rights resolved at the Board of Directors’ Meeting held on July 30, 2009	Fourth Stock Acquisition Rights resolved at the Board of Directors’ Meeting held on July 30, 2009
Class of shares represented by the stock acquisition rights:	Common Stock	Common Stock	Common Stock	Common Stock
Number of shares represented by each stock acquisition rights:	36,000 shares	17,000 shares	35,000 shares	14,000 shares
Outstanding number of stock acquisition rights:	36	17	35	14

(NOTES ON TAX EFFECT)
1.	Breakdown of deferred tax assets (millions of yen)
	Valuation loss on stock of affiliated companies	¥2,480
	Accrued bonuses	23
	Excess over depreciation and amortization and impairment loss	1,021
	Others	705
	Sub-total of deferred tax assets	4,230
	Valuation allowance	(2,238)
	Total deferred tax asset	1,991

2.	Breakdown of deferred tax liabilities (millions of yen)
	Reserve for deferred gain on sales of fixed assets	¥1,333
	Others	10
	Total deferred tax liability	1,344

	Total net deferred tax asset	647

(NOTES ON RELATED PARTIES)

1.	Subsidiaries and affiliates

Attribute	Name of Company	Company’s Interest	Relationship with Related Party	Nature of Transaction	Transaction Amount (millions of yen)	Item	Balance as of the Fiscal Year-End (millions of yen)
Subsidiary	Wacoal Corp.	100% direct	Holding of shares; dual appointments; managerial guidance; lease of personal property and/or real estate	Borrowings of money (Note 1)	500	Borrowings from affiliated companies	3,000
				Payment of interest (Note 1)	10	Accrued liability	4
				Receipt of dividends	2,100	—	—
				Lease of personal property and/or real estate (Note 3)	2,989	Accrued liability	248
				Fee for management guidance (Note 3)	323	—	—
				Business management fee (Note 3)	42	—	—

Subsidiary	Wacoal Distribution Corp.	100% direct	Holding of shares; dual appointments; lease of personal property and/or real estate	Receipt of dividends	180	—	—

				Lease of real estate (Note 2)	625	—	—
Details and Policy on Determination of Transaction Terms
(Note 1)	The payment of debts and/or payment of interest are determined at the market rate.

(Note 2)	The price and other terms of the transaction are determined after price negotiation in view of the market condition.

(Note 3)	The managerial guidance fees and/or business management fees are determined each fiscal year after negotiation.

(Note 4)	The transaction amount does not include consumption tax, etc., while the balance as of the year-end includes the consumption tax, etc.

2.	Directors and major individual shareholders

Attribute	Name	Interest Owned	Relationship with Related Party	Nature of Transaction	Transaction Amount (millions of yen)	Item	Balance as of the Fiscal Year-End (millions of yen)
Director or his/her close relative	Mari Tsukamoto Yoko Hayashi	—	Director’s relation in the second degree	Purchase of the residence of the founder of the Company	574	—	—
Terms and conditions and policy for determining terms and conditions
(Note 1)	Purchase price of land and building is determined on the basis of an appraisal value of a real-estate appraiser.

(Note 2)	Transaction amount not include consumption taxes.
(NOTES ON PER SHARE DATA)

Net assets per share: Net income per share: Diluted net earnings per share:	¥1,006.55 ¥20.39 ¥20.38

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
May 12, 2010
Board of Directors
Wacoal Holdings Corp.
Deloitte Touche Tohmatsu LLC
Designated LLC Partner and Engagement Partner
Yasuhiro Onishi (Seal)
Designated LLC Partner and Engagement Partner
Akiyo Shimoida (Seal)
     Pursuant to Paragraph 4, Article 444 of the Corporate Law, we have examined the consolidated financial statement, i.e., the consolidated balance sheet, the consolidated income statement, the consolidated shareholders’ equity statement and notes on consolidated financial statements of Wacoal Holdings Corp. for the consolidated accounting year from April 1, 2009 to March 31, 2010. Responsibility for preparation of the consolidated financial statements is borne by the Company’s management, and our responsibility is limited to our opinions on such consolidated financial statement and from an independent standpoint.
     In the course of such audit, our examination was made in accordance with auditing standards generally accepted in Japan and all relevant auditing procedures were carried out as are normally required. Accounting standards require that we obtain reasonable assurance of the nonexistence of material false representations in the consolidated financial statements. Our audit was carried out based on a testing audit, and we also examined the representations in the consolidated financial statements as a whole, including the evaluation of accounting policies adopted by management, the method of application thereof, and estimates produced by management. As a result of our audit, we conclude that we have obtained a reasonable basis to express our opinion.
     We are of the opinion that the consolidated financial statements of the Company present fairly the financial position and the results of the operations of the corporate group comprised of the Company and its consolidated subsidiaries during the subject period in conformity with the accounting standards generally accepted in the United States (Please refer to Note 1 of the “Notes on Basic Significant Matters in Preparing Consolidated Financial Statements”) pursuant to the Paragraph 1, Article 3 of the regulations for corporate accounting under the Corporate Law (Justice Ministerial Ordinance No. 46 in 2009).
     Neither we, nor any of our engagement partners who have been engaged in the audit, have any interest in the Company required to be disclosed under the Certified Public Accountants Law of Japan.
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REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
May 12, 2010
Board of Directors
Wacoal Holdings Corp.
Deloitte Touche Tohmatsu LLC
Designated LLC Partner and Engagement Partner
Yasuhiro Onishi (Seal)
Designated LLC Partner and Engagement Partner
Akiyo Shimoida (Seal)
     Pursuant to Item 1, Paragraph 2, Article 436 of the Corporate Law, we have examined the balance sheet, the statement of income and statements of changes in shareholders’ equity as well as the supplementary statement of Wacoal Holdings Corp. for the 62nd fiscal year from April 1, 2009 to March 31, 2010. The accounting parts of the business report and supplementary statement audited by us are those derived from the accounting books and records. Responsibility for preparation of the financial statements and supplementary statement is borne by the Company’s management, and our responsibility is limited to our opinions on such financial statements and supplementary statement from an independent standpoint.
     In the course of such audit, our examination was made in accordance with auditing standards generally accepted in Japan and all relevant auditing procedures were carried out as are normally required. Accounting standards require that we obtain reasonable assurance of the nonexistence of material false representations in the financial statements and supplementary statement. Our audit was carried out based on a testing audit, and we also examined the representations in the financial statements and supplementary statement as a whole, including the evaluation of accounting policies adopted by management, the method of application thereof, and estimates produced by management. As a result of our audit, we conclude that we have obtained a reasonable basis to express our opinion.
     We are of the opinion that the financial statements and the supplementary statement of the Company present fairly the financial position and the results of the operations during the subject period in conformity with the accounting standards generally accepted in Japan.
     Neither we, nor any of our engagement partners who have been engaged in the audit, have any interest in the Company required to be disclosed under the Certified Public Accountants Law of Japan.
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AUDIT REPORT
     We, the Board of Statutory Auditors, have received the reports of the audit procedures and results concerning the execution of duties by the Directors during the 62nd fiscal year, from April 1, 2009 to March 31, 2010, prepared by each of the Statutory Auditors. After discussing the reports, we have prepared this Audit Report and report as follows:

1.	Procedures and details of the audits by the Statutory Auditors and the Board of Statutory Auditors
     The Board of Statutory Auditors prescribed the principles of audit and the assignment of the business responsibilities, etc., received reports on the audits and results from each of the Statutory Auditors, received reports regarding the execution of duties by Directors and Accounting Auditor and requested reports whenever necessary.
     In conformity with the audit standards prescribed by the Board of Statutory Auditors and in accordance with the principles of audit and the assignment of the business responsibilities, etc., each of the Statutory Auditors have made efforts in communicating with the Directors, internal audit department and other employees and maintaining an environment for information gathering and auditing, attended meetings of the Board of Directors and other important meetings, received reports regarding the execution of duties by the Directors and employees, investigated the conduct of the business and the assets and properties of the Company at the head office and other principal offices and, whenever necessary, requested explanations. Furthermore, we have monitored and inspected the system to ensure that the execution of duties by Directors conform with the laws or regulations and the Articles of Incorporation, the details of there solution of the Board of Directors concerning the establishment of a system as required by the provisions of Paragraphs 1 and 3, Article 100 of the Enforcement Regulations of the Corporate Law to ensure the appropriate business conduct by a joint stock corporation (Kabushiki Kaisha)as well as the system established pursuant to such resolution (internal control system).
     With respect to internal control related to financial reporting, we have reported from Deloitte Touche Tohmatsu LLC regarding the valuation and the audits regarding said internal control, and requested reports whenever necessary.
     We have also examined the details of the basic policies (as stipulated in Item 3 (a), Article 118 of the Enforcement Regulations of the Corporate Law) and each effort (as stipulated in Item 3 (b) of said Article) as described in the business report. With respect to subsidiaries, we made efforts to communicate and exchange information with the Directors and Statutory Auditors of the subsidiaries and, whenever necessary, requested reports on the business from such subsidiaries. Based on the above, we have examined the business report and its supplementary statements for the subject fiscal year.
     Furthermore, we have monitored and inspected whether the Accounting Auditor has maintained independence and whether the audits have been conducted appropriately, received reports from the Accounting Auditor on the execution of duties and requested explanations whenever necessary. The Accounting Auditor has reported to us that the “system to ensure the appropriate execution of duties” (matters stipulated in each Item of Article 131 of the regulations for corporate accounting under the Corporate Law) has been established pursuant to the “Quality Control Standard for Audits” (October 28, 2005 Business Accounting Council), and we requested explanations whenever necessary. Based on the above, we have examined the financial statements (the balance sheet, the statement of income, statements of changes in shareholders’ equity and notes) and its supplementary statement, as well as the consolidated financial statements (the consolidated balance sheet, the consolidated income statement, the consolidated shareholders’ equity statement and notes) for the subject fiscal year.

2.	Results of the Audit
(1)	Results of the audit on the business report
(i)	The business report and its supplementary statement present fairly the Company’s affairs in conformity with the applicable laws and regulations of Japan and the Company’s Articles of Incorporation.

(ii)	With regard to the execution of duties by the Directors, there has been no misconduct or material matters that would constitute a violation of any laws or regulations of Japan or the Company’s Articles of Incorporation.

(iii)	In our opinion, the details of the resolution of the Board of Directors regarding the internal control system are fair and we have nothing to point out with regard to the execution of duties by Directors concerning such internal control system (including the internal control related to financial reporting).

(iv)	We have nothing to point out with regard to the basic policies on the nature of personnel who should control the determination of financial and business policies of the Company as described in the business report. Furthermore, in our opinion, each effort as stated in the business report (pursuant to Item 3 (b), Article 118 of the Enforcement Regulation of the Corporate Law) is in line with such basic policy, is not detrimental to the common interests of the shareholders of the Company and is not intended to maintain the status of corporate officer of the Company.
(2)	Results of the audit of the financial statements and the supplementary statement

In our opinion, the audit procedures and audit results received from Deloitte Touche Tohmatsu LLC, the Accounting Auditor, are appropriate.

(3)	Results of audit of consolidated financial statements

In our opinion, the audit procedures and audit results received from Deloitte Touche Tohmatsu LLC, the Accounting Auditor, are appropriate.
May 17, 2010
Wacoal Holdings Corp.
Board of Statutory Auditors
Kimiaki Shiraishi (Seal)
Full-time Statutory Auditor
Yoshio Kawashima (Seal)
Full-time Statutory Auditor

Yutaka Hasegawa (Seal)
Statutory Auditor
Tomoharu Kuda (Seal)
Statutory Auditor
Yoko Takemura (Seal)
Statutory Auditor
(Note)
     Mr. Yutaka Hasegawa, Mr. Tomoharu Kuda and Ms. Yoko Takemura, Statutory Auditors, are Outside Statutory Auditors as stipulated by Item 16, Article 2 and Paragraph 3, Article 335 of the Corporate Law.
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Agenda and Reference Materials
Agenda Item No. 1: Election of Seven Directors
     The term of office of all seven (7) Directors will expire at the conclusion of this Ordinary General Meeting of Shareholders, and it is therefore proposed that seven (7) Directors be elected.
     The candidates for director are as follows:

		Career summary, position and areas of	Company Shares
Candidate		responsibility, and significant concurrent	owned by
No.	Name (Date of Birth)	positions	Candidate

1.	Yoshikata Tsukamoto (January 29, 1948)	April 1972 Joined the Company November 1977 Appointed Director November 1981 Appointed Managing Director September 1984 Appointed Executive Vice President Appointed Representative Director (acting) June 1987 Appointed President and Director (acting) June 2002 Appointed Corporate Officer October 2005 Appointed Representative Director and President, Corporate Officer of Wacoal Corp. (acting) Significant concurrent positions: Representative Director of Wacoal Corp.; Chairman and Director of Wacoal International Corp.; Chairman and Director of Wacoal America Inc.	1,340,136

		Career summary, position and areas of	Company Shares
Candidate		responsibility, and significant concurrent	owned by
No.	Name (Date of Birth)	positions	Candidate
2.	Hideo Kawanaka (June 25, 1942)	April 1965
Joined Isetan Co., Ltd.

June 1992
Appointed Director of Isetan Co., Ltd
Matsudo Branch Manager

July 1993
Appointed Representative Director and President of West Japan Railway Isetan Ltd.

June 2001
Appointed Corporate Officer and Managing Director, General Manager of Management and General Affairs of OMRON Corporation

June 2004
Appointed Representative Director and Senior Manager, Sales Manager of Matsuzakaya Department Stores Co., Ltd.

June 2007
Appointed Advisor to the Company Appointed Senior Managing Director

November 2007
Appointed Director and Senior Corporate Officer of Wacoal Corp.

April 2008
Appointed Director and Vice President, Corporate Officer of Wacoal Corp. (acting)

June 2009
Appointed Director and Vice President (acting)
9,000

Significant concurrent position:
Director and Vice President, Corporate Officer of Wacoal Corp.

3.	Tadashi Yamamoto (November 14, 1952)	March 1976 Joined the Company April 2002 Appointed General Manager of Human Resources Department June 2002 Appointed Corporate Officer October 2005 Appointed Corporate Officer of Wacoal Corp.	8,000

		Career summary, position and areas of	Company Shares
Candidate		responsibility, and significant concurrent	owned by
No.	Name (Date of Birth)	positions	Candidate
April 2006
Appointed General Manager of Personnel and Administration Department of the Company
Managing Corporate Officer of Wacoal Corp.

June 2006
Appointed Director and Managing Corporate Officer of Wacoal Corp.
Appointed Director (acting)

April 2008
Appointed Director and Senior Corporate Officer of Wacoal Corp. (acting)

Status of significant concurrent positions:
Director and Senior Corporate Officer of Wacoal Corp.
President and Director of Wacoal China Co., Ltd.

4.	Ikuo Otani (November 20, 1953)	March 1976 Joined the Company June 2004 Appointed Corporate Officer and Manager of Business Management June 2006 Appointed Director and Corporate Officer, and Supervisor of Business Management, of Wacoal Corp. April 2008 Appointed Director and Corporate Officer, and General Manager of Corporate Planning Division, of Wacoal Corp. April 2010 Appointed Director and Corporate Officer, and Supervisor of Accounting, of Wacoal Corp. General Manager of Management Planning Department of the Company (acting)	4,000

5.	Mamoru Ozaki (May 20, 1935)	June 1991 Appointed Commissioner of the National Tax Agency June 1992 Appointed Administrative Vice Minister of Finance	0

		Career summary, position and areas of	Company Shares
Candidate		responsibility, and significant concurrent	owned by
No.	Name (Date of Birth)	positions	Candidate
May 1994
Appointed President of People’s Finance Corporation

October 1999
Appointed President of National Life Finance Corporation

February 2003
Appointed Advisor to Yazaki Corporation (acting)

July 2003
Appointed Advisor of the Company

June 2005
Director of the Company (acting)

Status of significant concurrent positions:
Advisor to Yazaki Corporation;
Outside Director of Fuji Kyuko Co. Ltd.;
Outside Director of Kikkoman Corporation

6.	Morio Ikeda (December 25, 1936)	April 1961 Joined Shiseido Co., Ltd. April 1990 Appointed Director and Chief of Secretary’s Office April 1995 Appointed Managing Director June 1997 Appointed Representative Senior Managing Director June 2000 Appointed Representative Director and Vice President June 2001 Appointed Representative Director and President June 2005 Appointed Chairman and Director June 2006 Resigned Chairman and Director and Appointed Senior Advisor (acting)	0

		Career summary, position and areas of	Company Shares
Candidate		responsibility, and significant concurrent	owned by
No.	Name (Date of Birth)	positions	Candidate
Status of significant concurrent positions:
Appointed Senior Advisor of Shiseido Co., Ltd.;
Chairman of the Board of Trustees and Chancellor of Toyo Eiwa Jogakuin;
Chairman of Public Interest Corporation Commission;
Outside Director of Komatsu Ltd. (Scheduled to resign on June 23, 2010);
Outside Director of Asahi Kasei Corporation;
Outside Director of Isetan Mitsukoshi Holdings;
Outside Director of Tokyo Metropolitan Television Broadcasting Corp.

7.	Atsushi Horiba (February 5, 1948)	September 1972 Joined HORIBA, Ltd. June 1982 Appointed Director and General Manager of Overseas Business June 1988 Appointed Senior Managing Director and General Manager of Sales Division January 1992 Appointed Representative Director and President June 2005 Appointed Representative Director and Chairman, and President (acting) June 2008 Appointed Director of the Company (acting) Significant concurrent position: Representative Director and Chairman, and President of HORIBA, Ltd.	3,000

(Notes)	1.	There are no special interests between the candidates and the Company.

	2.	Mr. Mamoru Ozaki, Mr. Morio Ikeda and Mr. Atsushi Horiba are the candidates for the Outside Director positions as required by Item 7, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporate Law.

	3.	Special matters regarding the candidates for Outside Director positions are as follows.

(1) Reasons for nomination of candidates for Outside Director positions and the number of years such candidates for Outside Director positions served as Outside Directors

	(i)	We recommend Mr. Mamoru Ozaki as an Outside Director candidate due to his long career (including in financial administration) and extensive professional knowledge, and we believe he can utilize his experience to enhance the transparency and objectivity of our management.

His tenure of office as Outside Director of the Company would be five (5) years following the conclusion of this Ordinary General Meeting of Shareholders.

	(ii)	We recommend Mr. Morio Ikeda as an Outside Director candidate due to his extensive experience and knowledge as a manager in business development both at home and abroad, and we believe he can utilize his strong leadership skills and knowledge to help strengthen our overseas business expansion. He is a new candidate for Outside Director.

	(iii)	We recommend Mr. Atsushi Horiba as an Outside Director candidate due to his extensive experience as a manager and knowledge in overseas business development for companies in and outside Japan, and we believe he can utilize his strong leadership skills and knowledge to help strengthen our overseas business development.

His tenure of office as Outside Director of the Company would be two (2) years following the conclusion of this Ordinary General Meeting of Shareholders.

(2)	When the candidates for Outside Director positions have served as an Outside Director or Outside Statutory Auditor of other companies in the past five years, any improper conduct at such company during such candidate’s service and any act of grace such candidate performed as preventive measures against such conduct or measures taken after such conduct occurred

	(i)	At Isetan Mitsukoshi Holdings (hereinafter called “the Holdings”), for which Mr. Morio Ikeda serves concurrently as an Outside Director, between December 2007 and July 2008, Isetan, a subsidiary of the Holdings (hereinafter called “the Subsidiary”), had a problem in that a stole for women it sold with a product label indicating “cashmere 50%, silk 50%” did not contain any cashmere. On December 10, 2008, the Fair Trade Commission ordered the Subsidiary to eliminate the product on the ground that the product fell under the category of misleading representation as stipulated by Paragraph 1, Article 4 of the Act against Unjustifiable Premiums and Misleading Representations. Mr. Morio Ikeda, as an Outside Director, made proposals from a compliance perspective on a routine basis at the Board of Directors’ meeting of the Holdings and, after this incident occurred, duly performed his duties through discussions at the Board of Directors’ meeting by promoting reinforcement of the compliance system and internal management system to prevent similar incidents in the Group including the Holdings and the Subsidiary and by implementing thorough employee training.

	(ii)	Komatsu Ltd. (hereinafter called “Komatsu”), for which Mr. Morio Ikeda serves concurrently as an Outside Director, received an order for payment of surcharge to the Financial Service Agency on March 9, 2007 from the Securities and Exchange Surveillance Commission for Komatsu insider trading with regard to an act of trading stipulated by the Paragraph 1, Article 175 of the Securities and Exchange Act applied mutatis mutandis to the Paragraph 7, Article 175 of the Act. Mr. Morio Ikeda, as an Outside Director, received a report on this incident and duly performed his duties by discussing measures to prevent similar incidents in the future.

	(iii)	HORIBA, Ltd., for which Mr. Atsushi Horiba acts as Representative Director and Chairman, and President, received a cease and desist order and an order for payment of administrative surcharge (¥37.06 million in total) on November 12, 2008 from the Japan Fair Trade Committee for a violation of the Anti-Monopoly Law of Japan in the bidding for the Automatic Ambient Air Monitors ordered by the governmental offices.

(3)	Limitation of Liability Agreement with Outside Directors

In order to secure qualified personnel, our Articles of Incorporation prescribe that we may execute a limitation of liability agreement with Outside Directors to limit their liability for damages in certain instances, and Messrs. Mamoru Ozaki and Atsushi Horiba, the Outside Director candidates, have executed such limitation of liability agreement.

If the re-elections of Messrs. Mamoru Ozaki and Atsushi Horiba are approved according to the original proposal by this Ordinary General Meeting of Shareholders, we will continue the limitation of liability agreement with each Outside Director.

If the election of Mr. Morio Ikeda is approved according to the original proposal, we plan to sign the limitation of liability agreement with him.

A summary of the limitation of liability agreement with Outside Directors is as follows:

	—	The maximum amount of liability for damages incurred due to negligence of duties by the Outside Director shall be the minimum liability amount as provided by Paragraph 1, Article 427 of the Corporate Law.

	—	The limitation of liability shall be accepted only if the Outside Director is without knowledge and is not grossly negligent in performing his or her duties.
Agenda Item No. 2: Election of One Statutory Auditor
     The term of office of Statutory Auditor Mr. Yutaka Hasegawa will expire at the conclusion of this Ordinary General Meeting of Shareholders. Accordingly, the election of one Statutory Auditor has been proposed.
     This agenda item has been approved by the Board of Statutory Auditors.
     The Statutory Auditor candidate is as follows:

		Company
	Career summary, position and areas of responsibility in the	Shares owned
Name (Date of Birth)	Company, and significant concurrent positions	by Candidate

Akira Katayanagi (February 4, 1946)	April 1968 Joined Mitsubishi Bank Ltd. June 1995 Appointed Director and Manager of Loan Department 1 April 1996 Appointed Director of Bank of Tokyo-Mitsubishi, Ltd.	0

Company
	Career summary, position and areas of responsibility in the	Shares owned
Name (Date of Birth)	Company, and significant concurrent positions	by Candidate

February 2000
Appointed Managing Director and Branch Manager of Nihonbashi Branch

May 2001
Appointed Managing Director and Branch Office Manager of Osaka Branch Office

June 2003
Appointed Representative Director and President of DC Card Co., Ltd.

April 2007
Appointed Representative Director and Vice President of Mitsubishi UFJ NICOS Co., Ltd.

June 2008
Appointed Representative Director and Chairman of Mitsubishi UFJ NICOS Co., Ltd. (acting)

Significant concurrent positions:
Appointed Representative Director and Chairman of Mitsubishi UFJ NICOS Co. Ltd.;
Outside Statutory Auditor of Hyakujushi Bank, Ltd.

(Notes)	1.	There are no special interests between the candidate and the Company.

	2.	Mr. Akira Katayanagi is the candidate for the Outside Statutory Auditor position as required by Item 8, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporate Law.

	3.	We recommend Mr. Akira Katayanagi as an Outside Statutory Auditor candidate due to his many years of experience in financial institutions and extensive knowledge of finance, and we believe he can utilize his experience and knowledge to help strengthen our auditing system.

	4.	Limitation of Liability Agreement with Outside Statutory Auditors

In order to secure qualified personnel, our Articles of Incorporation prescribe that we may execute a limitation of liability agreement with Outside Statutory Auditors to limit their liability for damages in certain instances.

If the election of Mr. Akira Katayanagi is approved according to the original proposal by this Ordinary General Meeting of Shareholders, we plan to sign the limitation of liability agreement with him.

A summary of the limitation of liability agreement with Outside Statutory Auditors is as follows:

		—	The maximum amount of liability for damages incurred due to negligence of duties by the Outside Statutory Auditor shall be the minimum liability amount as provided for by Paragraph 1, Article 427 of the Corporate Law.

		—	The limitation of liability shall be accepted only if the Outside Statutory Auditor is without knowledge and is not grossly negligent in performing his or her duties.

Agenda Item No. 3: Payment of Officers’ Bonuses
     We propose that officers’ bonuses of ¥19 million in total be paid to our 4 current Directors (excluding the Outside Directors) as of the end of the fiscal year in consideration of the business results of the fiscal year ended March 31, 2010.
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